Exhibit T3E.2

THIS SOLICITATION OF VOTES IS BEING CONDUCTED TO OBTAIN SUFFICIENT ACCEPTANCES OF THE PLAN BEFORE THE FILING OF VOLUNTARY REORGANIZATION CASES UNDER CHAPTER 11 OF THE BANKRUPTCY CODE. BECAUSE CHAPTER 11 CASES HAVE NOT YET BEEN COMMENCED, THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT AS CONTAINING ADEQUATE INFORMATION WITHIN THE MEANING OF SECTION 1125(a) OF THE BANKRUPTCY CODE. FOLLOWING THE COMMENCEMENT OF THEIR CHAPTER 11 CASES, THE DEBTORS EXPECT TO SEEK PROMPTLY AN ORDER OF THE BANKRUPTCY COURT (i) APPROVING THIS DISCLOSURE STATEMENT AS CONTAINING ADEQUATE INFORMATION, (ii) APPROVING THE SOLICITATION OF VOTES AS BEING IN COMPLIANCE WITH SECTIONS 1125 AND 1126(b) OF THE BANKRUPTCY CODE, AND (iii) CONFIRMING THE PLAN.

UNITED STATES BANKRUPTCY COURT

DISTRICT OF DELAWARE

x
:
In re	:	Chapter 11
RECYCLED PAPER GREETINGS,	:
INC., et al.,	:	Case No. 09-10002(KG)
:
Debtors.	:	(Jointly Administered)
:
x

DISCLOSURE STATEMENT FOR DEBTORS’ JOINT

PLAN UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

Proposed Attorneys for the Debtors

  and Debtors in Possession

Dated: December 30, 2008

   GLOSSARY

Administrative Agents

Respectively, CS, as administrative agent and collateral agent under the DIP Loan Agreement, CS, as administrative agent and collateral agent under the First Lien Credit Agreement, and Wells Fargo Bank, National Association, as successor administrative agent and collateral agent under the Second Lien Credit Agreement.

Administrative Expense Claim

Any right to payment constituting a cost or expense of administration of any of the Reorganization Cases allowed under sections 503(b), 507(a)(1), and 1114(e) of the Bankruptcy Code, including, without limitation, any actual and necessary costs and expenses of preserving the Debtors’ estates, any actual and necessary costs and expenses of operating the Debtors’ businesses, or obligations incurred or assumed by the Debtors, as debtors in possession, during the Reorganization Cases in accordance with the Budget (as defined in the DIP Loan Agreement), including, in connection therewith, for the acquisition or lease of property or an interest in property or the rendition of services, any allowances of compensation and reimbursement of expenses to the extent allowed by Final Order under sections 330 or 503 of the Bankruptcy Code, and any fees or charges assessed against the estates of the Debtors under section 1930 of chapter 123 of title 28 of the United States Code.

AG	American Greetings Corporation and its subsidiaries and affiliates, including, without limitation, Lakeshore Trading Company.
AG First Lien Debt	$67,100,000 aggregate principal amount of First Lien Lender Claims held by AG.
AG Indenture	That certain Indenture, dated May 22, 2006, between AG and the Bank of Nova Scotia Trust Company of New York, as indenture trustee.
AG Notes

Those certain 7.375% senior unsecured notes due June 1, 2016, to be issued by AG, pursuant to the AG Indenture in an aggregate principal face amount equal to $22,000,000, subject to adjustment as provided in the Agreement.

Agreement	That certain Agreement, dated as of December 30, 2008, by and among AG, Lakeshore Trading Company, RPG, and RPG Holdings, attached as Exhibit B to the Plan.
AG First Lien Cash Amount	$12,400,000, subject to adjustment as provided in the Agreement.
Allowed

Reference to any Claim (i) against any Debtor which has been listed by such Debtor in the Schedules, as such Schedules may be amended by the Debtors from time to time in accordance with Bankruptcy Rule 1009, as liquidated in amount and not disputed or contingent and for which no contrary proof of claim has been filed, (ii) any timely filed Claim as to which no objection to allowance has been interposed in accordance with the Plan or other applicable period of limitation fixed by the Bankruptcy Code, Bankruptcy Rules, or the Bankruptcy Court, or as to which any objection has been determined by a Final Order to the extent such objection is determined in favor of the respective holder, or (iii) any Claim expressly allowed by a Final Order or under the Plan.

Bankruptcy Code	Title 11 of the United States Code.
Bankruptcy Court	The United States Bankruptcy Court for the District of Delaware.
Bankruptcy Rules	The Federal Rules of Bankruptcy Procedure.
Business Day	Any day other than a Saturday, a Sunday, or any other day on which banking institutions in New York, New York are required or permitted to close by law or executive order.
Cash	Legal tender of the United States of America.
Claim	Has the meaning set forth in section 101 of the Bankruptcy Code.

Class	Any group of Claims or Equity Interests classified by the Plan pursuant to section 1122(a)(1) of the Bankruptcy Code and as set forth in Section 3 of the Plan.
Collateral

Any property or interest in property of the estate of any Debtor subject to a lien, charge, or other encumbrance to secure the payment or performance of a Claim, which lien, charge, or other encumbrance is not subject to avoidance under the Bankruptcy Code.

Commencement Date	The date that the Debtors’ chapter 11 cases are commenced.
Confirmation Date	The date on which the Clerk of the Bankruptcy Court enters the Confirmation Order.
Confirmation Hearing	The hearing to be held by the Bankruptcy Court regarding confirmation of the Plan, as such hearing may be adjourned or continued from time to time.
Confirmation Order

The order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code, which, as to any matters not covered by the Agreement or Plan, shall be acceptable to AG in its sole discretion.

Contingent Claim	Any (i) contingent or unliquidated Claim asserted or that may be asserted against RPG Holdings or RPG, or (ii) Insider Claim
CS	Credit Suisse, Cayman Islands Branch
Debtors	RPG Holdings, Inc., Recycled Paper Greetings, Inc., Recycled Paper Greetings Canada, Inc., and Barnyard Industries, Inc.
DIP Financing Claim	Any Claim arising under the DIP Loan Agreement.
DIP Loan Agreement

That certain $10 million priming revolving credit facility, dated as of December 30, 2008, as amended, among the Debtors and CS, as Administrative Agent, and the lenders who from time to time parties thereto.

Disbursing Agent	Any entity (including any applicable Debtor if it acts in such capacity) in its capacity as a disbursing agent as set forth in the Plan.
Disclosure Statement	This document together with the annexed exhibits and schedules.
Distribution Record Date	Five Business Days prior to the Confirmation Date.
Effective Date

A Business Day on or after the Confirmation Date specified by the Debtors on which (i) no stay of the Confirmation Order is in effect, and (ii) the conditions to the effectiveness of the Plan have been satisfied or waived.

Equity Interest

The interest of any holder of an equity security of any of the Debtors represented by any issued and outstanding shares of common or preferred stock or other instrument evidencing a present ownership interest in any of the Debtors, whether or not transferable, or any option, warrant, or right, contractual or otherwise, to acquire any such interest.

Final Distribution Date	The date selected by the Reorganized Debtors, in their sole discretion, on which all Disputed Claims, in the event such Claims exist on the Effective Date, have been resolved by Final Order.
Final Order

An order or judgment of the Bankruptcy Court entered by the Clerk of the Bankruptcy Court on the docket in the Reorganization Cases, which has not been reversed, vacated, or stayed and as to which (i) the time to appeal, petition for certiorari, or move for a new trial, reargument, or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for a new trial, reargument, or rehearing shall then be pending, or (ii) if an appeal, writ of certiorari, new trial, reargument, or rehearing thereof has been sought, such order or judgment of the Bankruptcy Court shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new

ii

trial, reargument, or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari or move for a new trial, reargument, or rehearing shall have expired; provided, however,, that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such order shall not cause such order to not be a Final Order.

First Lien Credit Agreement

That certain First Lien Credit Agreement, dated as of December 5, 2005, by and among RPG Holdings, RPG, the lenders party thereto, and Credit Suisse, Cayman Islands Branch, as administrative and collateral agent (as amended or otherwise modified from time to time).

First Lien Lender	A lender party to the First Lien Credit Agreement.
First Lien Lender Claim	Any Claim arising under the First Lien Credit Agreement and any termination obligations under any interest rate swaps required under the First Lien Credit Agreement.
General Unsecured Claim

Any Claim against any of the Debtors that (a) is not a Secured Tax Claim, First Lien Lender Claim, Second Lien Lender Claim, Administrative Expense Claim, Priority Tax Claim, Other Priority Claim, Contingent Claim, or Intercompany Claim, or (b) is otherwise determined by the Bankruptcy Court to be a General Unsecured Claim.

Informal Group of Second Lien Lenders

An informal group of Second Lien Lenders, comprised of funds managed by AEA Mezzanine Management GP LLC, Guggenheim Investment Management, LLC, Plainfield Asset Management LLC, and Camulos Capital L.P., that hold approximately 97% of the outstanding principal amount under the Second Lien Credit Agreement.

Insider Claim

Any claim of an “insider” as that term is defined in section 101(31) of the Bankruptcy Code, asserted or which could be asserted against any of the Debtors, including, without limitation, (i) any Claim asserted by Monitor Clipper Partners, LLC in connection with the rejection of that certain Corporate Services Agreement, dated December 5, 2005, with RPG, or (ii) any Claim asserted by any direct or indirect owner of or purported owner of an Equity Interest in RPG Holdings, including without limitation, RPG Investment Holdings, LLC, Monitor Clipper Partners, LLC, Monitor Clipper Equity Partners II, L.P., and Monitor Clipper Equity Partners (NQP) II, L.P.

Intercompany Claim	Any Claim asserted by a Debtor or RPG Investment Holdings, LLC against RPG Holdings or RPG.
New AG Notes

Those certain 7.375% notes due June 1, 2016, to be issued by AG pursuant to the New Indenture in an aggregate principal face amount equal to $32,700,000, subject to adjustment as provided in the Agreement.

New Indenture	That certain Indenture to be entered into by AG and The Bank of Nova Scotia Trust Company of New York, as indenture trustee, in the form of Exhibit E to the Agreement.
New RPG Holdings Capital Stock	1,000 shares of common stock of Reorganized RPG Holdings authorized for issuance in accordance with the terms hereof on the Effective Date.
Other Priority Claim

Any Claim against any of the Debtors other than an Administrative Expense Claim or a Priority Tax Claim that is entitled to priority in payment as specified in section 507(a)(3), (4), (5), (6), (7), or (9) of the Bankruptcy Code.

Plan Documents

The documents to be executed, delivered, assumed and/or performed in conjunction with the consummation of the Plan on the Effective Date. Each of the Plan Documents to be entered into as of the Effective Date will be filed in draft form in

iii

the Plan Supplement.
Plan or Plan of Reorganization	The Debtors’ Joint Plan Under Chapter 11 of the Bankruptcy Code, annexed as Exhibit A to this Disclosure Statement.
Plan Supplement

A supplemental appendix to the Plan to be filed prior to the Confirmation Date that will contain the draft form of the Plan Documents to be entered into as of the Effective Date, to be filed with the Clerk of the Bankruptcy Court no later than five Business Days prior to the Confirmation Hearing.

Priority Tax Claim

Any Claim of a governmental unit of the kind entitled to priority in payment as specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code; provided, however, that any Claims asserted by a governmental unit on account of any penalties shall not be Priority Tax Claims.

Professionals

The firms listed on Schedule 1.1(e) to the Agreement and any other financial advisory, restructuring, law, accounting or other advisory firm or person retained by the Debtors in connection with the Reorganization Cases.

Reimbursable Professional Fees

The professional fees paid or payable by the Debtors to the Professionals (in the case of Professionals not employed by the Debtors, without the need for filing any fee applications with the Bankruptcy Court) up to the amounts specified on Schedule 1.1(f) of the Agreement.

Released Parties

(i) Each present and former director, officer, and employee of the Debtors, in his or her capacity as such, (ii) each holder of a First Lien Lender Claim in its capacity as such, (iii) each holder of a Second Lien Lender Claim in its capacity as such, (iv) each Administrative Agent, (v) AG and its respective officers, directors, employees, and affiliates, and (vi) each Advisor of the Debtors, the holders of the First Lien Lender Claims, the holders of the Second Lien Lender Claims, the Administrative Agents, and AG. For purposes of this definition, “Advisors” means each of the following to the extent not affiliated with the Debtor: financial advisor, investment banker, Professional, accountant, and attorney, and each of their respective employees, members, parent corporations, subsidiaries, affiliates , and partners.

Reorganization Cases

The jointly administered cases under chapter 11 of the Bankruptcy Code commenced by the Debtors on January 2, 2008, in the United States District Court for the District of Delaware and styled In re Recycled Paper Greetings, Inc., et. al., 09-10002(KG) (Jointly Administered).

Reorganized Debtors	The Debtors, as reorganized on the Effective Date in accordance with the terms of the Plan.
Reorganized RPG	RPG, as reorganized as of the Effective Date in accordance with the Plan (including any successor corporation by merger).
Reorganized RPG Holdings	RPG Holdings, as reorganized as of the Effective Date in accordance with the Plan (including any successor corporation by merger).
RPG	Recycled Paper Greetings, Inc.
RPG Holdings	RPG Holdings, Inc.
RPGI	RPG Investment Holdings, LLC.
Restructuring Transactions	The transactions described in section IV of the Disclosure Statement.
Retained Claim

Any claim or cause of action of a Debtor for a prepetition breach of fiduciary duty under applicable law or other violation of law against (i) RPG Investment Holdings, LLC or any direct or indirect equity holder of RPG Investment Holdings, LLC other than Mike Keiser, Phil Friedman, Mary George, and Jude Rake, or (ii) any current or former director, officer, manager, member or partner of RPG

iv

Investment Holdings, LLC or any direct or indirect equity holder of RPG Investment Holdings, LLC other than Mike Keiser, Phil Friedman, Mary George and Jude Rake.
Schedules

The schedules of assets and liabilities and the statement of financial affairs filed by the Debtors under section 521 of the Bankruptcy Code, Bankruptcy Rule 1007, and the Official Bankruptcy Forms of the Bankruptcy Rules as such schedules and statements have been or may be supplemented or amended from time to time through the Confirmation Date.

SEC	The Securities and Exchange Commission.
Second Lien Credit Agreement

That certain Second Lien Credit Agreement, dated as of December 5, 2005, among RPG Holdings, RPG, the lenders party thereto, and Wells Fargo Bank, National Association, as successor administrative agent and collateral agent (as amended or otherwise modified from time to time).

Second Lien Lender	A lender party to the Second Lien Credit Agreement.
Second Lien Lender Claim	Any Claim arising under the Second Lien Credit Agreement.
Secured Claim

Any Claim to the extent (i) secured by collateral, the amount of which is equal to or less than the value of such collateral (A) as set forth in the Plan, (B) as agreed to by the holder of such Claim and the Debtors, or (C) as determined by a Final Order in accordance with section 506(a) of the Bankruptcy Code, or (ii) secured by the amount of any rights of setoff of the holder thereof under section 553 of the Bankruptcy Code.

Securities Act	The Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.
Supporting Debtholders	The First Lien Lenders and Second Lien Lenders that are parties to, and listed on Schedule 1 of, the Undertaking.
Tax Code	Title 26 of the United States Code.
Undertaking	That certain Undertaking, dated as of December 30, 2008, by and among, AG, the Supporting Debtholders, and RPG Holdings, attached as Exhibit C to the Agreement.
Voting Agent	Kurtzman Carson Consultants LLC. See section I of this Disclosure Statement for contact information.
Voting Deadline	January 2, 2009 at 10:00 a.m. is the last date for the actual receipt of ballots to accept or reject the Plan.

v

I.

Introduction

The Debtors are soliciting votes to accept or reject the Plan, a copy of which is annexed as Exhibit A to this Disclosure Statement. Please refer to the preceding Glossary for definitions of most terms used in this Disclosure Statement. Some terms that are used only in a specific section may be defined in that section.

The purpose of the Disclosure Statement is to provide information of a kind and in sufficient detail to enable the creditors of the Debtors who are entitled to vote on the Plan to make an informed decision on whether to accept or reject the Plan. In summary, this Disclosure Statement includes or describes:

Section	Summary of Contents
II	the purchase of New RPG Holdings Capital Stock and funding of the Plan by AG
III	the treatment of creditors and shareholders of the Debtors under the Plan
IV	the Restructuring Transactions under the Plan the terms of the securities to be issued under the Plan
V	which parties in interest are entitled to vote how to vote to accept or reject the Plan
VI	selected historical financial information projected pro forma balance sheets & financial performance valuation information
VII	the business of the Debtors and AG the capital structure of the Debtors why the Debtors commenced their chapter 11 cases
VIII	directors and officers of the Reorganized Debtors
IX	how distributions under the Plan will be made how disputed Claims will be resolved
X	certain factors creditors should consider before voting
XI	the procedure for confirming the Plan a liquidation analysis
XII	alternatives to the Plan
XIII	certain tax consequences

Please note that if there is any inconsistency between the Plan (including the attached exhibits and any supplements to the Plan) and the descriptions in this Disclosure Statement, the terms of the Plan (and the attached exhibits and any supplements to the Plan) will govern.

This Disclosure Statement and the Plan are the only materials creditors should use to determine whether to vote to accept or reject the Plan.

The last day to vote to accept or reject the Plan is January 2, 2009 at 10:00 a.m. To be counted, your ballot must be actually received by the Voting Agent by this date. If your vote is received by the Voting Agent after the Voting Deadline, the Debtors, in their sole discretion, will decide whether your vote is counted.

The record date for determining which creditors may vote on the Plan is December 29, 2008 at 5:00 p.m.

The Plan was developed over several months and after extensive negotiations between the Debtors and their major creditor constituencies. The discussions have resulted in AG and the Debtors entering into the Agreement, and AG, RPG Holdings, and the Supporting Debtholders entering into the Undertaking, to pledge their support for the Plan. The Debtors believe that approval of the Plan presents the best chance for the Debtors’ successful emergence from chapter 11.

Recommendation: The Debtors urge creditors to vote to accept the Plan.

Additional copies of this Disclosure Statement are available upon request made to the Voting Agent, at the following address:

Kurtzman Carson Consultants LLC 1230 Avenue of the Americas 7th Floor New York, NY 10020 (Attn: Recycled Paper Greetings, Inc.) Telephone: (310) 776-7344

The Bankruptcy Code provides that only creditors who vote on the Plan will be counted for purposes of determining whether the requisite acceptances have been attained. Failure to timely deliver a properly completed ballot by the Voting Deadline will constitute an abstention (i.e., will not be counted as either an acceptance or a rejection). Any improperly completed or late ballot will not be counted.

II.

American Greetings Corporation Is Acquiring the Debtors

And Funding Distributions Under the Plan

AG and certain of the Debtors have entered into the Agreement, pursuant to which AG will acquire the New RPG Holdings Capital Stock to be issued under the Plan. The aggregate consideration to be provided by AG on the Effective Date for the stock purchase consists of: (a) Cash in the amount equal to the sum of (i) the AG First Lien Cash Amount, (ii) the amount of DIP Financing Claims outstanding on the Effective Date (up to $10 million, less the total amount of DIP Financing Claims held by AG), (iii) the amount of unpaid Reimbursable Professional Fees, (iv) the lesser of $1,000,000 or the amount of Excluded Liabilities (as defined in the Agreement), and (v) an amount equal to the adjustment, if any, made to the consideration to be paid to the First Lien Lenders and/or Second Lien Lenders as provided in the Agreement; (b) the contributed AG First-Lien Debt; (c) the AG Notes and New AG Notes for distribution to holders of First Lien Lender Claims and Second Lien Lender Claims as provided for in the Plan; and (d) all other liabilities as provided for and in accordance with the terms of the Agreement and the Plan.

Additionally, RPG Holdings, AG, and the Supporting Debtholders have entered into the Undertaking, pursuant to which the Supporting Debtholders agreed to vote for the Plan. Additionally, the Supporting Debtholders agreed to (i) an expedited solicitation period, occurring prior to the Commencement Date, of five Business Days, (ii) not file, support, or vote for any other restructuring, workout, or plan of reorganization unless it constitutes a Competing Transaction (as defined in the Undertaking), and (iii) not transfer, assign, pledge or dispose of their Claims unless such transfer, assignment or disposition is to a party to the Undertaking, or to a party that agrees to be bound by the terms of the Undertaking.

III.

Treatment of Holders of Claims and Equity Interests

Under the Plan

A.	Summary of Classification and Treatment

The table below summarizes the treatment of each Class under the Plan. The table also identifies which Classes are entitled to vote on the Plan, based on rules set forth in the Bankruptcy Code. Finally, the table indicates an estimated recovery for each Class. The table is followed by a description of the types of Claims or Equity Interests in each Class and a description of the property to be distributed under the Plan.

Class	Description	Treatment	Entitled to Vote	Estimated Recovery
--	DIP Financing Claims	Payment in full.	No	100%
--	Administrative Expense Claims	Payment in full.	No	100%
--	Priority Tax Claims	Payment in full.	No	100%
--	Compensation and Reimbursement Claims	Payment in full.	No	100%
1	Other Priority	Unimpaired.	No	100%

Class	Description	Treatment	Entitled to Vote	Estimated Recovery
	Claims		(deemed to accept)
2	Secured Tax Claims	Unimpaired.	No (deemed to accept)	100%
3	First Lien Lender Claims	Impaired. Each holder will receive its pro rata share of the AG First Lien Cash Amount, the AG Notes, and $19,550,000 of the New AG Notes, as described below.	Yes	69.2%*
4	Second Lien Lender Claims	Impaired. Each holder will receive its pro rata share of $13,150,000 of the New AG Notes, as described below.	Yes	11.3%*
5	General Unsecured Claims	Unimpaired.	No (deemed to accept)	100%
6	Contingent Claims and Insider Claims Against RPG Holdings and RPG	Impaired; no distribution.	No (deemed to reject)	0%
7	Intercompany Claims	Impaired; no distribution.	No (deemed to reject)	0%
8	Equity Interests in RPG and RPG Subsidiaries	Unimpaired.	No (deemed to accept)	100%
9	Equity Interests in RPG Holdings	Impaired; no distribution.	No (deemed to reject)	0%

* The estimate of recovery assumes that the AG Notes and New AG Notes are valued at 77.81% of face value. Please see section VI.D of this Disclosure Statement for more information regarding recovery estimates.

B.	Description of Unclassified Claims

Generally, the Plan provides for the payment in full of Administrative Expense Claims and Priority Tax Claims. The following describes how such payment will be made. The aggregate amount of these Claims will depend on the length of the Reorganization Cases. The Debtors estimate that the amount of such Claims will be approximately $10 million, assuming the Plan becomes effective within 60 days after the Commencement Date. Delays in the case due to litigation, regulatory approvals, or unforeseen events could materially increase the amount of such Claims.

1.	Debtor-in-Possession Financing

On the Effective Date, AG will pay to each holder (other than AG) of an Allowed DIP Financing Claim Cash in an amount equal to such Claim in full and complete satisfaction of such Claim.

2.	Administrative Expense Claims

The Debtors expect that most of the ongoing operating expenses of the company will be paid in the ordinary course using funds available under the DIP Loan Agreement. Any unpaid Administrative Expense Claims that have been Allowed will be paid in Cash either on the Effective Date or in accordance with existing payment terms and, in the case of certain professional fees, the Agreement.

3.	Compensation and Reimbursement Claims

All entities seeking an award by the Bankruptcy Court of compensation for services rendered or reimbursement of expenses incurred through and including the Confirmation Date under section 503(b)(2), 503(b)(3), 503(b)(4), or 503(b)(5) of the Bankruptcy Code (i) shall file their respective final applications for allowance of compensation for services rendered and reimbursement of expenses incurred by the date that is forty-five (45) days after the Effective Date, and subject to the limitations set forth in the Agreement with respect to certain professional fees, (ii) shall be paid in full from the Debtors’ or Reorganized Debtors’ Cash on hand in such amounts as are allowed by the Bankruptcy Court (A) upon the later of (i) the Effective Date, and (ii) the date upon which the order relating to any such Allowed Administrative Expense Claim is entered, or (B) upon such other terms as may be mutually agreed upon between the holder of such an Allowed Administrative Expense Claim and the Debtors or, on and after the Effective Date, the Reorganized Debtors. The Reorganized Debtors are authorized to pay compensation for services rendered or reimbursement of expenses incurred after the Confirmation Date and until the Effective Date in the ordinary course and without the need for Bankruptcy Court approval.

4.	Priority Tax Claims

Except to the extent that a holder of an Allowed Priority Tax Claim agrees to a different treatment, each holder of an Allowed Priority Tax Claim will receive, at the sole option of the Debtors or the Reorganized Debtors, (i) Cash in an amount equal to such Allowed Priority Tax Claim on, or as soon thereafter as is reasonably practicable, the later of the Effective Date and the first Business Day after the date that is thirty (30) calendar days after the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, or (ii) equal annual Cash payments in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest at a fixed annual rate equal to interest at the applicable rate under section 511 of the Bankruptcy Code, over a period not exceeding five (5) years after the date of assessment of such Allowed Priority Tax Claim. The Debtors reserve the right to prepay at any time under this option. All Allowed Priority Tax Claims that are not due and payable on or before the Effective Date will be paid in the ordinary course of business as such obligations become due.

C.	Description of Classified Claims

1.	Other Priority Claims (Class 1)

Except to the extent that a holder of an Allowed Other Priority Claim against any of the Debtors has agreed to a different treatment of such Claim, each such holder will receive, in full satisfaction of such Claim, Cash in an amount equal to such Claim, on or as soon as reasonably practicable after the latest of (i) the Effective Date, (ii) the date such Claim becomes Allowed, and (iii) the date for payment provided by any agreement or understanding between the applicable Debtor and the holder of such Claim.

2.	Secured Tax Claims (Class 2)

On the Effective Date or as soon thereafter as is reasonably practicable, each holder of an Allowed Secured Tax Claim will receive, at the option of the Reorganized Debtors, (i) the proceeds of the sale or disposition of the Collateral securing such Allowed Secured Tax Claim to the extent of the value of the holder’s secured interest in the Allowed Secured Tax Claim, (ii) such treatment that leaves unaltered the legal, equitable, and contractual rights to which the holder of such Allowed Secured Tax Claim is entitled, or (iii) such other distribution as necessary to satisfy the requirements of the Bankruptcy Code. In the event the Reorganized Debtors treat a Claim under clause (i) of this section, the liens securing such Secured Tax Claim will be deemed released. The Debtors and the Reorganized Debtors specifically reserve the right to challenge the validity, nature, and perfection of, and to avoid pursuant to the provisions of the Bankruptcy Code and other applicable law, any purported liens relating to the Secured Tax Claims.

3.	First Lien Lender Claims (Class 3)

The aggregate principal amount of the First Lien Lender Claims is approximately $124,750,000 as of the Commencement Date. The First Lien Lender Claims are secured by a lien on substantially all the assets of the Debtors. On the Effective Date, each holder of a First Lien Lender Claim, other than AG, will receive its pro rata share of (i) Cash in an amount equal to the AG First Lien Cash Amount, (ii) the AG Notes, and (iii) $19,550,000 of the New AG Notes.

4.	Second Lien Lender Claims (Class 4)

The aggregate principal amount of the Second Lien Lender Claims is approximately $81,844,013 as of the Commencement Date. The Second Lien Lender Claims are secured by a lien on substantially all the assets of the Debtors, subject only to the liens securing the First Lien Lender Claims. On the Effective Date, each holder of a Second Lien Lender Claim will receive its pro rata share of $13,150,000 of the New AG Notes.

5.	General Unsecured Claims of the Debtors (Class 5)

Each holder of an Allowed General Unsecured Claim of the Debtors will receive, in the ordinary course of business, consistent with past practice and in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing, or other documents relating to such transactions, Cash in an amount equal to such Claim.

6.	Contingent Claims of RPG Holdings and RPG (Class 6)

Holders of Contingent Claims will not receive or retain any interest or property on account of such Claim under the Plan. On the Effective Date, all such Contingent Claims will be disallowed and expunged.

7.	Intercompany Claims of RPG Holdings and RPG (Class 7)

Each holder of an Intercompany Claim of RPG Holdings and RPG will not receive any interest or property under the Plan. On the Effective Date, all such Intercompany Claims will be disallowed and expunged.

8.	Equity Interests in RPG and RPG Subsidiaries (Class 8)

RPG Holdings shall retain its Equity Interest in RPG, and RPG will retain its Equity Interests in Recycled Paper Greetings Canada, Inc. and Barnyard Industries, Inc.

9.	Equity Interests in RPG Holdings (Class 9)

Holders of Equity Interests in RPG Holdings (other than New RPG Holdings Capital Stock) will not receive or retain any interest or property on account of such Equity Interests. On the Effective Date, all such Equity Interests will be cancelled and extinguished.

IV.

Corporate Restructuring Transactions

Under the Plan and Certain Securities Matters

The transactions described in section IV below, constitute the “Restructuring Transactions” provided for in the Plan and Agreement.

A.	Stock Purchase

1.	Purchase Consideration

On the Effective Date, pursuant to the Agreement and as provided in Section 5.1(b) of the Plan, the aggregate consideration provided by AG for the New RPG Holdings Capital Stock shall consist of (a) Cash in the amount equal to the sum of (i) the AG First Lien Cash Amount, (ii) the amount of DIP Financing Claims outstanding on the Effective Date (up to $10 million, less the total amount of DIP Financing Claims held by AG), (iii) the amount of unpaid Reimbursable Professional Fees, (iv) the lesser of $1,000,000 or the amount of Excluded Liabilities (as defined in the Agreement), and (v) an amount equal to the adjustment, if any, made to the consideration to be paid to the First Lien Lenders and/or Second Lien Lenders as provided for in the Agreement; (b) the contributed AG First-Lien Debt; (c) the AG Notes and New AG Notes for distribution to holders of First Lien Lender Claims and Second Lien Lender Claims as provided for in the Plan; and (d) all other liabilities as provided for and in accordance with the terms of the Agreement and the Plan.

2.	Structure of Purchase

The stock purchase described in Section 5.1(a) of the Plan and the distributions to the holders of First Lien Lender Claims (other than AG) and to the holders of Second Lien Lender Claims provided for herein shall be treated for federal income tax purposes as follows: AG shall be treated as acquiring all of the First Lien Lender Claims of such holders for the AG First Lien Cash Amount, the AG Notes, and $19,550,000 of the New AG Notes and all of the Second Lien Lender Claims of such holders for $13,150,000 of the New AG Notes; and, thereafter, AG shall be treated as contributing all such Claims, any other Claims held by AG, and remaining Cash consideration to RPG Holdings in exchange for the New RPG Holdings Capital Stock and RPG Holdings shall be treated as contributing such Claims to RPG (such transactions, collectively, the “Debt Purchase”). None of the Debtors, Reorganized Debtors, or holders of Claims entitled to recovery under the Plan (including AG) shall for tax purposes take any position, including, without limitation, in filing any tax return, that the distributions made pursuant to the Plan to the holders of First Lien Lender Claims (other than AG) and to the holders of Second Lien Lender Claims and the issuance of the New RPG Holdings

Capital Stock to AG may be treated other than as the Debt Purchase, unless otherwise required by law.

B.	Authorization and Issuance of Plan Securities

1.	New Capital Stock.

The Reorganized Debtors, as applicable, are authorized to issue all plan-related securities and documents, including the New RPG Holdings Capital Stock, without the need for any further corporate action.

2.	AG Notes/New AG Notes

On the Effective Date, AG will issue the AG Notes and the New AG Notes in accordance with the Agreement and for the purpose of making the distributions required by Sections 4.3 and 4.4 of the Plan.

C.	Termination of the DIP Loan Agreement

On the Effective Date, (a) AG will indefeasibly pay, in full in Cash by wire transfer or immediately available funds, all amounts owed under the DIP Loan Agreement; (b) the commitments thereunder will be terminated; (c) the outstanding letters of credit issued under the DIP Loan Agreement and First Lien Credit Agreement will be returned to the issuer undrawn and marked cancelled or cash collateralized by AG; and (d) new letters of credit will be provided by AG to replace or backstop the outstanding letters of credit issued under the DIP Loan Agreement and First Lien Credit Agreement, as applicable. Upon payment or satisfaction in full of all obligations under the DIP Loan Agreement in accordance with the terms thereof, all liens and security interests granted to secure such obligations will be deemed terminated and will be of no further force and effect.

D.	Cancellation of Existing Securities and Agreements

Except (i) for purposes of evidencing a right to distributions under the Plan, (ii) with respect to executory contracts or unexpired leases that have been assumed by the Debtors, or (iii) as otherwise provided under the Plan, on the Effective Date, all agreements and other documents evidencing (x) the Claims or rights of any holder of a Claim against the Debtors, including all indentures and notes evidencing such Claims, (y) the Equity Interests in RPG Holdings and RPG, and (z) any options or warrants to purchase Equity Interests, obligating the Debtors to issue, transfer, or sell Equity Interests, or any other capital stock of the Debtors, will be cancelled.

E.	Corporate Action

On the Effective Date, all matters provided in the Plan that would otherwise require approval of the stockholders or directors of one or more of the Debtors or Reorganized Debtors, including, without limitation, the election or appointment as the case may be, of directors and officers of the Reorganized Debtors pursuant to the Plan, amendments of the Debtors’ certificates of incorporation or bylaws, and the qualification of the Reorganized Debtors as a foreign corporation wherever the conduct of business by such entities requires such qualification will be deemed to have occurred and will be in effect from and after the Effective Date pursuant to applicable general corporation law of the state in which the Debtors or Reorganized Debtors are incorporated, without any requirement of further action by the stockholders or directors of the Debtors or Reorganized Debtors.

F.	Securities Law Matters

1.	New Securities

Pursuant to the Agreement and the Plan, AG will issue the AG Notes and New AG Notes. The New AG Notes, and terms thereunder, will be identical to the AG Notes except that the obligations thereunder are subordinated to AG’s credit facility and any extension, replacement, or renewal thereof (including any increase in obligations). For a summary of the AG Notes, reference is made to that certain Prospectus, dated May 11, 2006, as supplemented by the Prospectus Supplement, dated May 19, 2006, that AG filed with the SEC. Reference is also made to the Indenture for the AG Notes as filed by AG with the SEC on May 22, 2006. You may obtain copies of the Prospectus, Prospectus Supplement, and Indenture by visiting the website of the SEC at http://www.sec.gov and performing a search under the “Filings & Forms (EDGAR)” link. These documents were prepared by, and are the responsibility of, AG. The Debtors disclaim any responsibility for the accuracy or completeness of these documents.

2.	Transfer and Securities Laws Restrictions

(i)        The Solicitation. The Solicitation is being made only to those creditors who are Accredited Investors as defined in Regulation D under the Securities Act.

(ii)       Issuance and Resale of the AG Notes and New AG Notes. Section 1145 of the Bankruptcy Code generally exempts from registration under the Securities Act the offer or sale, under a chapter 11 plan of reorganization, of a security of a debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to a debtor under a plan, if such securities are offered or sold in exchange for a claim against, or equity interest in, such debtor or affiliate. In reliance upon this exemption, the AG Notes and New AG Notes to be issued to holders of claims against the Debtors generally will be exempt from the registration requirements of the Securities Act, and state and local securities laws. Accordingly, such securities may be resold without registration under the Securities Act or other federal securities laws pursuant to the exemption provided by Section 4(1) of the Securities Act, unless the holder is an “underwriter” with respect to such securities, as that term is defined in section 1145(b) of the Bankruptcy Code. In addition, such securities generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of the several states. However, recipients of new securities issued under the Plan are advised to consult with their own legal advisors as to the availability of any such exemption from registration under state law in any given instance and as to any applicable requirements or conditions to such availability.

Section 1145(b) of the Bankruptcy Code defines “underwriter” for purposes of the Securities Act as one who (a) purchases a claim with a view to distribution of any security to be received in exchange for the claim other than in ordinary trading transactions, (b) offers to sell securities issued under a plan for the holders of such securities, (c) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view to distribution, or (d) is a control Person of the issuer of the securities.

Notwithstanding the foregoing, control Person underwriters, as referred to in clause (d) above, may be able to sell securities without registration pursuant to the resale limitations of Rule 144 under the Securities Act which, in effect, permit the resale of securities received by such underwriters pursuant to a chapter 11 plan, subject to applicable volume limitations, notice and manner of sale requirements and certain other conditions. Parties who believe they may be underwriters as defined in section 1145 of the Bankruptcy Code are advised to consult with their own legal advisors as to the availability of the exemption provided by Rule 144 or other applicable exemptions.

(iii)      Listing. Upon the consummation of the Plan, the AG Notes and New AG Notes will be eligible to be traded on the Depository Trust Corporation trading platform. No assurance can be given, however, as to the volume of trading or as to the price at which any sale may occur. AG is required to file reports with the SEC.

V.

Voting Procedures and Requirements

Detailed voting instructions are provided with the ballot accompanying this Disclosure Statement. For purposes of the Plan, only Classes 3 and 4, which are comprised of the First Lien Lender Claims and Second Lien Lender Claims, respectively, are entitled to vote. If your Claim is not in one of these Classes, you are not entitled to vote on the Plan and you will not receive a ballot with this Disclosure Statement. If your Claim is in one of these Classes, you should read your ballot and follow the listed instructions carefully. Please use only the ballot that accompanies this Disclosure Statement.

IF YOU HAVE ANY QUESTIONS CONCERNING THE BALLOT, YOU MAY CONTACT THE VOTING AGENT AT (310) 776-7344.

A.	Vote Required for Acceptance by a Class

Under the Bankruptcy Code, acceptance of a Plan by a class of claims is determined by calculating the number and the amount of claims voting to accept, based on the actual total allowed claims voting. Acceptance requires an affirmative vote of more than one-half of the total allowed claims voting and two-thirds in amount of the total allowed claims voting.

B.	Classes Not Entitled to Vote

Under the Bankruptcy Code, creditors are not entitled to vote and are deemed to have accepted the Plan if their contractual rights are left unimpaired by the Plan. In addition, classes of Claims or interests that are not entitled to receive property under the Plan are not entitled to vote and deemed not to have accepted the Plan. Based on this standard, for example, the holders of Other Priority Claims are not being affected by the Plan and thus deemed to have accepted the Plan. Conversely, holders of Equity Interests of RPG Holdings and RPG, for example, are not entitled to vote and deemed not to have accepted the Plan because they are not receiving any property under the Plan.

C.	Voting

Pursuant to the Undertaking, the solicitation period for eligible creditors to vote to accept or reject the Plan will commence prior to the Commencement Date. Additionally, the Supporting Debtholders have agreed, except as otherwise provided in the Undertaking, to (i) vote for the Plan, (ii) not file, support, or vote for any other restructuring, workout, or plan of reorganization unless it constitutes a Competing Transaction (as defined in the Undertaking), and (iii) not transfer, assign, pledge or dispose of their Claims unless such transfer, assignment or disposition is to a party to the Undertaking, or to a party that agrees to be bound by the terms of the Undertaking. In order for your vote to be counted, your vote must be actually received by the Voting Agent at the following address before the Voting Deadline of 10:00 a.m., (Eastern Time), on January 2, 2009:

Voting Agent For Voting Classes 3 and 4: Kurtzman Carson Consultants LLC 1230 Avenue of the Americas 7th Floor New York, NY 10020 (Attn: Recycled Paper Greetings, Inc.)

If your vote is received by the Voting Agent after the Voting Deadline, the Debtors, in their sole discretion will decide whether or not your vote will be counted.

If the instructions on your ballot require you to return the ballot to your bank, broker, or other nominee, or to their agent, you must deliver your ballot to them in sufficient time for them to process it and return it to the Voting Agent before the Voting Deadline. If a ballot is damaged or lost, you may contact the Voting Agent at the number set forth above. Any ballot that is executed and returned but which does not indicate an acceptance or rejection of the Plan will not be counted.

VI.

Financial Information, Projections, and Valuation Analysis

A.	Introduction

This section provides summary information concerning the recent financial performance of the Debtors, as well as projections for the remainder of fiscal year 2009, and fiscal years 2010 through 2012. This section also sets forth an estimate of a going concern valuation for the Debtors, based on consideration to be paid by AG under the Agreement.

The projections assume an Effective Date of February 20, 2009, with Allowed Claims treated in accordance the Plan. Expenses incurred as a result of the Reorganization Cases are assumed to be paid on the Effective Date. If the Debtors do not emerge from chapter 11 as currently scheduled, additional Administrative Expenses will be incurred until such time as a Plan is confirmed and becomes effective. These Administrative Expenses could significantly impact the Debtors’ cash flows.

Please refer to section X of this Disclosure Statement for a discussion of some of the factors that could have a material effect on the information provided in this section.

The estimates of value are not intended to reflect the values that may be attainable in public or private markets. They also are not intended to be appraisals or reflect the value that may be realized if assets are sold.

B.	Operating Performance

The Debtors’ consolidated financial statements for the year ended April 25, 2008 and for the five months ended September 26, 2008 are attached hereto as Exhibit B.

C.	Projections

The following projected pro forma balance sheets and projected financial performance (the “Projections”) reflect the operations of the Debtors.

It is important to note that the Projections described below may differ from actual performance and are highly dependent on significant assumptions concerning the future operations of these business. These assumptions include the growth of certain lines of business, labor and other operating costs, inflation, and the level of investment required for capital expenditures and working capital.

The Projections assume that the Plan will be confirmed and consummated in accordance with its terms and that there will be no material changes in the current regulatory environment that will have an unexpected impact on the Debtors’ operations. The Projections assume an Effective Date of February 20, 2009, with Allowed Claims treated in accordance with the Plan. Expenses incurred as a result of the Reorganization Cases are assumed to be paid upon the Effective Date of the Plan. If the Debtors do not emerge from chapter 11 by February 20, 2009, as assumed for purposes of this analysis, additional bankruptcy expenses will be incurred until such time as a Plan is confirmed. These expenses could significantly impact the Debtors’ results of operations and cash flows.

The Projections should be read in conjunction with the assumptions, qualifications and footnotes to the Projections set forth herein, the historical consolidated financial information (including the notes and schedules thereto) and the unaudited actual results reported in the monthly operating reports of the Debtors. The Projections were prepared by management in good faith based upon assumptions believed to be reasonable and applied in a manner consistent with past practice. The assumptions regarding the operations of the business leading to and after the assumed Effective Date were prepared in mid-fiscal year 2009 and were based, in part, on economic, competitive, and general business conditions prevailing at the time, as well as management’s forecast for industry recovery and future performance.

The Debtors do not, as a matter of course, publicly disclose projections as to their future revenues, earnings, or cash flow. Accordingly, neither the Debtors nor the Reorganized Debtors intend to update or otherwise revise the Projections to reflect circumstances existing since their preparation, the occurrence of unanticipated events, or changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error.

The Projections were not prepared with a view toward complying with the guidelines for prospective financial statements published by the American Institute of Certified Public Accountants. The Projections have not been compiled, or prepared for examination or review, by the Debtors’ independent auditors (who accordingly assume no responsibility for them).

While presented with numerical specificity, the Projections are based upon a variety of assumptions and are subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond the control of the Debtors. These assumptions were based, in part, on economic, competitive, and general business conditions prevailing at the time the Projections were developed, as well as management’s forecast for industry recovery and future performance. Consequently, the inclusion of the Projections herein should not be regarded as a representation by the Debtors (or any other person) that the Projections will be realized, and actual results may vary materially from those presented below. The industry in which the Debtors compete is highly competitive and the Debtors’ earnings may be significantly adversely affected by changes in the competitive environment, changes in supply and demand dynamics, the price erosion of services provided, regulatory changes and future improvements in technology. Due to the fact that such Projections are subject to significant uncertainty and are based upon assumptions which may not prove to be correct, neither the Debtors nor any other person assumes any responsibility for their accuracy or completeness.

The following Projections do not include fresh start accounting adjustments regarding assumptions as to the reorganized equity value of Reorganized RPG (see section VI.C of this Disclosure Statement below), certain write-downs of its assets to fair market value and estimates of its liabilities as of the Effective Date. Reorganized RPG will be required to reflect such estimates or actual balances as of the Effective Date. Such determination will be based upon the fair value of its assets as of that date, which could be materially greater or lower than the values assumed in the foregoing estimates.

1.	Unaudited Projected Income Statement ($ in thousands)

FYE April 30	2009E	2010P	2011P	2012P
Net Sales	$78,534	$93,859	$109,923	$118,872
Cost of Goods Sold	16,477	20,893	23,487	20,710

Gross Profit	$62,057	$72,966	$86,437	$98,162
% Margin	72.6%	74.4%	75.5%	81.1%
Total Operating Expenses	91,669	81,397	86,006	88,833

EBIT	($29,743)	($8,587)	$275	$9,174
Other Income	131.4	155.5	155.5	155.5
Income Taxes	(202)	(150)	(150)	(150)
Interest Expense	(19,529)	(1,564)	(894)	(300)
Dividend Expense	0	0	0	0

Net Income	($49,343)	($10,145)	($613)	$8,879
Memo
Unadjusted EBITDA	($15,210)	$6,084	$14,946	$23,845
% Margin	(17.8%)	6.2%	13.1%	19.7%
Adjusted EBITDA	$12,004	$17,564	$26,571	$29,448
% Margin	14.0%	17.9%	23.2%	24.3%

2.	Unaudited Projected Balance Sheets ($ in thousands)

FYE April 30	Feb ‘09 Pre-emergence	Adj. (1)	Feb ‘09 Post-emergence	2009E	2010P	2011P	2012P

ASSETS
Current Assets
Cash	$1,000.0		$1,000.0	$1,000.0	$1,000.0	$1,000.0	$19,504.1
Accounts Receivable	10,949.3		10,949.3	13,629.5	15,701.4	16,988.1	17,095.5
Bad Debt Allowance	(643.1)		(643.1)	(667.1)	(803.8)	(940.5)	(1,077.2)
Other Receivables	365.0		365.0	365.0	365.0	365.0	365.0
Inventory	6,201.5		6,201.5	5,268.3	4,668.5	4,004.7	4,297.0
Prepaid Expenses	1,639.3		1,639.3	1,810.4	1,803.7	1,797.1	1,790.4

Total Current Assets	$19,512.0	$0.0	$19,512.0	$21,406.1	$22,734.9	$23,214.4	$41,974.6
Net PP&E	5,554.1		5,554.1	6,429.3	10,963.8	12,786.2	14,608.5
Intangibles	233,812.1		233,812.1	231,413.8	217,230.4	203,046.9	188,863.5
Other Assets	411.0		411.0	411.0	411.0	411.0	411.0
Total Assets	$259,289.3	$0.0	$259,289.3	$259,660.2	$251,340.1	$239,458.5	$245,857.7
LIABILITIES
Accounts Payable	$2,615.4		$2,615.4	$2,522.9	$2,738.7	$2,887.7	$2,905.8
Accrued Payroll	1,138.0		1,138.0	1,138.0	1,138.0	1,138.0	1,138.0
Accrued Payroll Taxes	163.0		163.0	163.0	163.0	163.0	163.0
Accrued Bonuses	1,077.4		1,077.4	1,180.5	2,822.6	2,822.6	2,822.6
Accrued Interest	8,288.0	(8,134.2)	153.8	220.5	195.5	119.8	100.4
Accrued Expenses	4,329.5		4,329.5	3,079.2	5,504.5	6,805.0	7,701.0

Total Current Liabilities	$17,611.4	($8,134.2)	$9,477.2	$8,304.1	$12,562.3	$13,936.0	$14,830.8
DIP/Exit Revolver	10,632.4		10,632.4	18,450.1	16,016.9	3,375.0	0.0
First Lien Term Loan / Revolver	133,400.4	(133,400.4)	0.0	0.0	0.0	0.0	0.0
Second Lien Term Loan	81,844.0	(81,844.0)	0.0	0.0	0.0	0.0	0.0

Total Debt	$225,876.8	($215,244.4)	$10,632.4	$18,450.1	$16,016.9	$3,375.0	$0.0
Other Liabilities	4,686.2		4,686.2	4,686.2	4,686.2	4,686.2	4,686.2

Total Liabilities	$248,174.4	($223,378.6)	$24,795.8	$31,440.4	$33,265.4	$21,997.2	$19,516.9
Shareholders’ Equity	11,114.9	223,378.6	234,493.5	228,219.7	218,074.6	217,461.3	226,340.7
Total Liabilities and Shareholders’ Equity	$259,289.3	$0.0	$259,289.3	$259,660.2	$251,340.1	$239,458.5	$245,857.7

(1) This does not include any fresh start accounting adjustments, except for the elimination of pre-petition debt

D.	Valuation

The Plan will result in the sale of the Debtors to AG pursuant to the terms set forth in the Agreement. The sale to AG was selected by the Debtors, in consultation with the First Lien Lenders and Second Lien Lenders after consideration of at least three alternative transactions, including new investment by the current shareholders of the Debtors. Given that the sale to AG was determined in a competitive process and given the current unprecedented volatility in the market, Rothschild believes the market value of the consideration to be provided by AG under the Agreement is the most appropriate approach in the circumstances to valuation and more meaningful than the traditional methodologies of a stand-alone going concern: (i) comparable public company analysis, (ii) comparable acquisition analysis and (iii) DCF analysis.

Under the Agreement, AG has agreed to pay the consideration outlined in section II of this Disclosure Statement. It should be noted, for the purposes of this valuation, that the market value of the New AG Notes is assumed to be equivalent to the most recent ten (10) day average trading price of the AG Notes, which is 77.81% as of December 26, 2008.

The following is a summary of the AG transaction value as of December 26, 2008:

($ in millions)	Face Value	Market Value
Cash payment of Excluded Liabilities	$1.0	$1.0
Cash payment of DIP Facility borrowings (1)	10.0	10.0
Cash payment of unpaid Reimbursable Professional Fees (2)	3.2	3.2
Cash payment to First Lien lenders	12.4	12.4
7.375% AG note to First Lien lenders (3)	41.6	32.3
7.375% AG note to Second Lien lenders (3)	13.2	10.2
Equitization of AG ownership of Debtors First Lien debt	69.8	69.8
Total Value of American Greetings Transaction	$151.1	$138.9

(1)	DIP Facility borrowings assume that $10.0m DIP is fully drawn
(2)	Assumes total Reimbursable Professional Fees of approximately $4.4 million, of which $3.2 million is not yet paid as of assumed February 2009 month-end closing date
(3)	Assumes market value based on existing 7.375% AG note due June 1, 2016 based on the last 10 days’ average trading price of 77.81%

     Source Bloomberg

Assuming no deductions for Excluded Liabilities, the following is a summary of recovery values for the First Lien Lenders and Second Lien Lenders based on the AG transaction value described above:

First Lien Recovery
	Face Value		Market Value
($ in thousands)	AG	Non-AG	AG	Non-AG
Cash	--	$12,400	--	$12,400
7.375% AG note to First Lien Lenders	--	41,550	--	32,329
Equitization	69,771	--	69,771	--
Total	$69,771	$53,950	$69,771	$44,729
Claim - Principal plus pre-petition accrued interest			$69,771	$64,645	(1)

Recovery Percentage on Claim			100.0%	69.2%

(1)	Based on $124.750m First Lien claim plus $4.967m of accrued pre-petition interest and $4.700m hedge interest termination calculated by Bank of America on 11/12/2008 less $69.8m of AG’s equitization

Second Lien Recovery
($ in thousands)	Claim + Accr. Interest	Face Value	Market Value	Recovery % on Claim
7.375% AG note to Second Lien Lenders		$13,150	$10,232	11.3%
Total	$90,350	$13,150	$10,232	11.3%

THE FOREGOING VALUATION IS BASED SOLELY UPON THE TRANSACTION CONTEMPLATED BY THE AGREEMENT AND ASSUMES THAT SUCH TRANSACTION CLOSES. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE RECOVERY RANGES REFLECTED ABOVE WOULD BE REALIZED IF THE TRANSACTION CONTEMPLATED BY THE AGREEMENT DOES NOT CLOSE, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

THE CALCULATIONS OF VALUE SET FORTH HEREIN REPRESENT ESTIMATED VALUES AND ASSUME THE CLOSING OF THE TRANSACTION CONTEMPLATED BY THE AGREEMENT AND DO NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE VALUE

STATED HEREIN DOES NOT PURPORT TO BE AN ESTIMATE OF THE POST-SALE MARKET VALUE. THE CALCULATIONS OF VALUE DO NOT CONFORM TO THE UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE OF THE APPRAISAL FOUNDATION.

VII.

General Information

A.	Description of Debtors

The Debtors, which are privately owned, operate their businesses through a group of affiliated entities. The Debtors in these Reorganization Cases are:

RPG Holdings

RPG

Recycled Paper Greetings Canada, Inc.

Barnyard Industries, Inc.

1.	Corporate Structure

RPGI, a Delaware limited liability company, owns 100% of RPG Holdings, a Delaware corporation, which owns 100% of RPG, an Illinois corporation. RPG is the direct parent of Recycled Paper Greetings Canada, Inc. and Barnyard Industries, Inc., each of which is an Illinois corporation. Barnyard Industries, Inc. is an inactive, non-operational entity.

2.	Business and History

RPG was founded in Chicago, Illinois, in 1971 by college roommates Phil Friedmann and Mike Keiser. Originally operating the business out of their apartment, Friedmann and Keiser introduced greeting cards on 100% recycled paper to encourage large greeting card companies to do the same. As RPG grew, it attracted the interest of independent artists seeking the freedom to create more light-hearted, irreverent content than that which was offered for sale by the larger greeting card companies.

RPG is a leader in providing alternative greeting cards that focus on products that are more humorous and contemporary than traditional greeting cards.

Approximately 75% of the Debtors’ sales are generated through large national and regional chain stores. The remaining 25% of sales are generated through specialty and independent retail stores. Altogether, RPG sells over 100 million cards annually to over 16,000 retail stores across the United States and Canada.

As of the Commencement Date, RPG has approximately 400 employees. RPG also contracts with approximately 1,100 independent account representatives to sell and manage product orders for RPG’s customers across the United States and Canada and approximately 250 independent artists for the greeting card design content.

For the fiscal year ending April 25, 2008, the Debtors, on a consolidated basis, generated approximately $82 million in net sales and reported total liabilities of $221 million.

B.	Prepetition Capital Structure of the Debtors

As of the Commencement Date, the Debtors’ indebtedness included $204 million of secured debt of RPG, under certain instruments described below.

1.	Prepetition Indebtedness

(i)	The First Lien Credit Agreement

RPG Holdings and RPG are party to the First Lien Credit Agreement, together with CS as administrative agent and collateral agent, and the First Lien Lenders.

The First Lien Credit Agreement provides for (i) a revolving credit facility in the maximum aggregate amount of $20 million, and (ii) a term loan facility in the amount of $120 million. Obligations arising under the First Lien Credit Agreement are the direct obligation of RPG, and are guaranteed by RPG Holdings, Recycled Paper Greetings Canada, Inc., and Barnyard Industries, Inc. As of the Commencement Date, there is approximately $134 million outstanding under the First Lien Credit Agreement, consisting of (i) revolving credit loans in the aggregate outstanding principal amount of $15.5 million, (ii) a tranche B term loan in the aggregate principal amount of $109.3 million, (iii) all accrued and unpaid interest thereon, (iv) obligations under any outstanding letters of credit issued under the First Lien Credit Agreement, and (v) termination obligations under certain outstanding interest rate swaps.

(ii)	The Second Lien Credit Agreement

In addition, RPG Holdings and RPG are party to the Second Lien Credit Agreement (and, together with the First Lien Credit Agreement, the “Credit Agreements”), together with Wells Fargo Bank, National Association (as successor administrative agent and collateral agent) (“Wells Fargo”), and the Second Lien Lenders (and, together with the First Lien Lenders, the “Prepetition Lenders”). The Second Lien Credit Agreement provides for a term loan facility in the maximum aggregate amount of $77 million. Obligations arising under the Second Lien Credit Agreement are the direct obligation of RPG and are guaranteed by RPG Holdings, Recycled Paper Greetings Canada, Inc., and Barnyard Industries, Inc. As of the Commencement Date, there is approximately $90 million outstanding under the Second Lien Credit Agreement, consisting of (i) a term loan in the aggregate principal amount (including payment in kind interest) of $81.8 million, and (ii) all accrued and unpaid interest thereon.

(iii)	Intercreditor Agreement

In connection with the Credit Agreements, the Debtors granted liens and executed security agreements in favor of the Prepetition Lenders in substantially all of the Debtors’ assets, including, but not limited to the following the following: (i) accounts, (ii) chattel paper, (iii) collateral accounts and collateral account funds, (iv) commercial tort claims, (v) deposit accounts, (vi) documents, (vii) equipment, (viii) general intangibles (including equity interests in other persons that do not constitute investment property), (ix) goods, (x) instruments, (xi) insurance, (xii) intellectual property, (xiii) inventory, (xiv) investment property, (xv) letters of credit and letter of credit rights, (xvi) money, (xvii) books and records, and (xviii) proceeds, products, etc. of the foregoing.

The relative priorities of liens held by the First Lien Lenders and Second Lien Lenders are subject to that certain Intercreditor Agreement, dated as of December 5, 2005 (the “Intercreditor Agreement”), between RPG (as successor in interest to RPG Acquisition Corp.) and CS and Wells Fargo (as successor in interest to CS), in their respective capacities as administrative agents under the Credit Agreements. In accordance with the Intercreditor Agreement, the Second Lien Lenders have agreed, among other things, that liens on any collateral securing obligations under the First Lien Credit Agreement will be senior in all respects and prior to any lien on the collateral securing obligations under the Second Lien Credit Agreement. The Intercreditor Agreement also provides that the First Lien Lenders are entitled to provide debtor-in-possession financing to RPG.

2.	Equity

(i)	Common Stock

RPG Investment Holdings, LLC (“RPGI”) is privately owned by Monitor Clipper Equity Partners II, L.P. and Monitor Clipper Equity Partners (NQP) II, L.P. (collectively, “MCP”) (approximately 80%), Mike Keiser (10.2%), Phil Freidman (9.8%), and Mary George (0.8%), and Jude Rake (0.1%). MCP, a Massachusetts-based private equity firm, purchased its interest in RPGI from the founders, Messrs Keiser and Friedman, in December 2005 in a so-called “leveraged buy-out” or “LBO”. Debt financing for the LBO was provided by an aggregate of $204 million of loans under the Credit Agreements.

C.	Events Leading to the Commencement of the Reorganization Cases

As is typical in a LBO, MCP prepared and furnished to prospective lenders a business plan and financial forecasts of RPG’s expected future results of operations. The forecasts projected substantial improvements in 2006 and subsequent years in the Debtors’ results of operations. However, the Debtors’ financial performance failed to achieve the forecasted results of operations. This, combined with the substantial amount of leverage put on RPG and RPG Holdings in the LBO, resulted in the substantial deterioration of the Debtors’ financial condition such that, by the first quarter of 2008, RPG and RPG Holdings suffered financial covenant defaults under the Credit Agreements.

1.	Liquidity Constraints and Prepetition Negotiations

On April 3, 2008, experiencing significant liquidity constraints, RPG entered into a waiver with its Prepetition Lenders, which addressed RPG’s financial covenant defaults and provided incremental revolver availability, subject to RPG’s compliance with certain milestones, including (i) delivery of a business plan to the Prepetition Lenders by April 16, 2008, and (ii) delivery of a restructuring term sheet to the Prepetition Lenders by April 23, 2008. Although RPG delivered to its Prepetition Lenders a business plan and restructuring proposal in accordance with these two milestones, RPG was unable to meet certain other milestones.

On April 30, 2008, RPG failed to make the required interest payments due under the Second-Lien Credit Agreement. RPG failed to cure the default within the requisite cure period and, as a result, on May 3, 2008, RPG was in payment default under the Second-Lien Credit Agreement. By operation of a cross-default provision, RPG also defaulted under the First-Lien Credit Agreement on the same day. RPG’s efforts to obtain waivers of the April 30, 2008 payment and covenant defaults were unsuccessful.

Subsequent to RPG’s defaults under the Credit Agreements, RPG engaged in preliminary discussions with its stakeholders during the period April 2008 to July 2008. The preliminary proposals exchanged among RPG and its stakeholders during this period, including advanced by MCP, attributed no value to MCP’s (or any shareholder’s) existing equity interest in RPG Holdings or RPG.

In July 2008, RPG informed the Prepetition Lenders that the financial forecasts contained in its April 2008 business plan were no longer achievable and needed to be revised. Later that month, RPG presented a revised business plan to the Prepetition Lenders with financial forecasts that were materially lower than the April 2008 forecasts. None of the proposals made or discussion engaged in during this timeframe resulted in a successful restructuring being reasonably likely to be reached.

2.	American Greetings

In early May 2008, AG approached RPGI to explore possible strategic transactions involving RPG. In connection therewith, the parties entered into a confidentiality agreement, dated as of May 16, 2008 (the “Confidentiality Agreement”). On May 19, 2008, AG and RPGI met to discuss possible transactions. In June and early July 2008, AG or its affiliate purchased approximately 52% of the claims under the First Lien Credit Agreement. As a result, AG now holds the largest claim under the First Lien Credit Agreement.

At a meeting on July 31, 2008 among representatives of MCP, RPG and the Second-Lien Lenders, representatives of MCP and RPG advised that RPGI was considering filing a lawsuit against AG alleging that AG breached the Confidentiality Agreement and would seek, among other things, to enjoin AG from engaging in restructuring negotiations with RPG’s other lenders. Representatives of the Second Lien Lenders requested on several occasions that RPG take all appropriate action to prevent the filing of such a threatened lawsuit. On August 6, 2008, RPGI filed a complaint against AG in the United States District Court for the Northern District of Illinois (the “District Court”), in which RPGI (i) alleged that AG breached the Confidentiality Agreement, (ii) sought specific performance of AG’s obligations under the Confidentiality Agreement, (iii) alleged tortious interference with contractual and beneficial relations, and (iv) sought entry of a temporary restraining order (“TRO”) (a) precluding AG from contacting the Prepetition Lenders or exercising rights under the Credit Agreements, (b) returning to RPGI any confidential information AG obtained in connection with its acquisition of the Claims under the First Lien Credit Agreement, and (c) disclosing to RPGI the manner in which such information was used. MCP and RPGI did not file the complaint in the lawsuit under seal or take any other steps to maintain the confidentiality of AG’s ownership of first lien debt. Accordingly, by filing the lawsuit, RPGI made public the fact that AG had acquired a portion of the first-lien debt. RPGI subsequently amended its complaint to add RPG and RPG Holdings as plaintiffs. On August 13, 2008, the Informal Group of Second Lien Lenders moved to intervene in the action (as did the First Lien Agent) and opposed the requested TRO.

On August 27, 2008, the District Court reserved judgment on RPGI’s motion for a TRO, and AG orally agreed in court to a standstill preventing it from speaking with the Informal Group of Second Lien Lenders for an interim period. No substantial progress was made toward achieving an out-of-court restructuring of RPG’s obligations under the Credit Agreements during the August-September period.

On September 26, 2008, the District Court denied RPG’s request for a TRO, and granted the motions to intervene filed by the Informal Group of Second Lien Lenders and the Administrative Agent under the First Lien Credit Agreement. The District Court also stated that there was no standstill or other provisions in effect that would prevent open and direct dialogue among all RPG’s stakeholders. In this regard, the District Court suggested that the parties should find a creative solution to resolving their disputes and restructuring RPG.

3.	Restructuring Negotiations

On and after October 10, 2008, MCP did not make any further restructuring proposals or actively participate in the negotiations with the First Lien Lenders or the Informal Group of Second Lien Lenders. However, negotiations among RPG and the Prepetition Lenders followed during the period from October 2008 through December 2008. AG participated in certain of these discussion and, at the request of RPG Holdings and RPG, made proposals to RPG Holdings and RPG to acquire or recapitalize RPG Holdings and RPG. Throughout this period, AG informed all relevant parties that, in lieu of an acquisition of RPG Holdings and RPG, it was also willing to support a recapitalization plan, including plans in which AG would not acquire RPG Holdings or RPG but instead be treated like any other First Lien Lender. On December 29, 2008, the parties reached a preliminary understanding regarding key economic terms relating to the Agreement and the Plan.

On December 30, 2008, RPG and AG publicly announced that they had entered into the Agreement, and on January 2, 2009 the Debtors commenced the Bankruptcy Case in accordance with the Agreement.

The Debtors have determined that the transaction with AG represents the best opportunity for the Debtors’ to successfully restructure their obligations under the Credit Agreements, and will maximize recovery to their stakeholders under the circumstances. As such, the Debtors entered into the Agreement with AG and the Plan is based on the Agreement.

D.	Description of AG’s Business

Founded in 1906, AG creates, manufactures and distributes social expression products including greeting cards, gift wrap, party goods, calendars, and stationery, as well as custom display fixtures. AG’s major domestic greeting card brands are American Greetings, Carlton Cards, and Gibson. AG also creates and licenses intellectual properties.

AG’s products are manufactured and sold throughout the world. In addition, AG Interactive, Inc., a subsidiary of AG, distributes social expression products, including electronic greetings, personalized printable greeting cards and a broad range of graphics and digital services and products, through a variety of electronic channels. Design and character licensing is done primarily by certain other AG subsidiaries. As of August 29, 2008, AG owned and operated 412 card and gift retail stores in the United States and Canada.

For more information about AG and its business reference is made to AG’s publicly available filings with the SEC, including its Annual Report on Form 10-K for the year that ended February 29, 2008, and filed with the SEC on April 29, 2008, AG’s Quarterly Reports on Form 10-Q for the quarters that ended May 30, 2008 and August 25, 2008, and filed with the SEC on July 9, 2008 and October 8, 2008, respectively, and AG’s Current Reports on Form 8-K, filed with the SEC on December 9, 2008, December 23, 2008, and December 30, 2008, all of which are incorporated by reference herein (and, collectively, constitute the “SEC Filings”). You may obtain copies of the SEC Filings by visiting the website of the SEC at http://www.sec.gov and performing a search under the “Filings & Forms (EDGAR)” link. These documents were prepared by, and are the responsibility of AG. The Debtors disclaim any responsibility for the accuracy or completeness of these documents.

VIII.

Governance of Reorganized Debtors

A.	Board of Directors

AG will designate the initial board of directors of each the Reorganized Debtors, the members of which will be disclosed in the Plan Supplement.

B.	Officers

The officers of the Debtors immediately prior to the Effective Date will serve as the initial officers of the Reorganized Debtors on and after the Effective Date and in accordance with any employment and severance agreements with the Reorganized Debtors and applicable non-bankruptcy law, unless AG designates replacement officers. On and after the Effective Date, the officers of the respective Reorganized Debtors will be determined by the Reorganized Debtors’ respective boards of directors.

C.	Continued Corporate Existence

Except as provided in the Plan, each Debtor will, as a Reorganized Debtor, continue to exist after the Effective Date as a separate corporate entity, with all of the powers of a corporation under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger, dissolution or otherwise) under applicable state law. Except as provided the Plan, as of the Effective Date, all property of the estate of a Debtor, and any property acquired by a Debtor or Reorganized Debtor under the Plan, will vest in such Reorganized Debtor, free and clear of all claims, liens, charges, other encumbrances and interests. On and after the Effective Date, each Reorganized Debtor may operate its business and may use, acquire and dispose of property and compromise or settle any claims without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan or the Confirmation Order. Without limiting the foregoing, each Reorganized Debtor may pay the charges that it incurs on or after the Effective Date for professional fees and expenses, disbursements, expenses or related support services (including fees relating to the preparation of Professional fee applications) without application to, or approval of, the Bankruptcy Court.

D.	Obligations of Any Successor Corporation

The Restructuring Transactions may result in substantially all of the respective assets, properties, rights, liabilities, duties, and obligations of certain of the Reorganized Debtors vesting in one or more surviving, resulting, or acquiring corporations. In each case in which the surviving, resulting, or acquiring corporation in any such transaction is a successor to a Reorganized Debtor, such surviving, resulting, or acquiring corporation will perform the obligations of the applicable Reorganized Debtor pursuant to the Plan and the Agreement, including among other things, to pay or otherwise satisfy the Allowed Claims against such Reorganized Debtor, Reimbursable Professional Fees and Excluded Liabilities (as defined in the Agreement) against such Reorganized Debtor, except as provided in any contract, instrument, or other agreement or document effecting a disposition to such surviving, resulting, or acquiring corporation, which may provide that another entity will perform such obligations.

IX.

Other Aspects of the Plan

A.	Distributions

Only Allowed Claims and Equity Interests may receive distributions under and in accordance with the Plan. For purposes of the Plan, the First Lien Lender Claims are Allowed in the aggregate amount of $134,416,166 and the Second Lien Lender Claims are Allowed in the aggregate amount of $90,509,144.

1.	Timing and Conditions of Distributions

(i)	Distribution Record Date

As of the close of business on the Distribution Record Date, the various transfer registers for each of the Classes of Claims or Equity Interests as maintained by the Debtors, or their respective agents, will be deemed closed, and there will be no further changes in the record holders of any of the Claims or Equity Interests. The Debtors or the Reorganized Debtors will have no obligation to recognize any transfer of the Claims or Equity Interests occurring on or after the Distribution Record Date. The Debtors, the Reorganized Debtors, or any party responsible for making distributions pursuant to section 6.7 of the Plan, will be entitled to recognize and deal for all purposes hereunder only with those record holders stated on the transfer ledgers as of the close of business on the Distribution Record Date, to the extent applicable.

(ii)	Postpetition Interest on Claims

Except as provided in the DIP Loan Agreement, or as required by applicable bankruptcy law, postpetition interest will not accrue on or after the Commencement Date on account of any Claim.

(iii)	Date of Distributions

Unless otherwise provided in the Plan, any distributions and deliveries to be made pursuant to the Plan will be made on the Effective Date or as soon thereafter as is practicable. In the event that any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on or as soon as reasonably practicable after the next succeeding Business Day, but will be deemed to have been completed as of the required date.

(iv)	Disbursing Agent

All distributions under the Plan will be made by Reorganized RPG (or such other entity designated by Reorganized RPG), as Disbursing Agent, on or after the Effective Date or as otherwise provided in the Plan; provided, however, that the Administrative Agents under the First Lien Credit Agreement and Second Lien Credit Agreement (or such other entity designated by each such Administrative Agent) will be the Disbursing Agent for the First Lien Lender Claims and the Second Lien Lender Claims, respectively. A Disbursing Agent will not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court, and, in the event that a Disbursing Agent is so ordered, all costs and expenses of procuring any such bond or surety will be borne by Reorganized RPG.

(v)	Powers of Disbursing Agent

The Disbursing Agent will be empowered to (i) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under the Plan, (ii) make all distributions contemplated by the Plan, and (iii) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan.

(vi)	Surrender of Instruments

As a condition to receiving any distribution under the Plan, each holder of a certificated instrument or note must surrender such instrument or note held by it to the Disbursing Agent or its designee. Any holder of such instrument or note that fails to (i) surrender such instrument or note, or (ii) execute and deliver an affidavit of loss and/or indemnity reasonably satisfactory to the Disbursing Agent and furnish a bond in form, substance, and amount reasonably satisfactory to the Disbursing Agent before the first anniversary of the Effective Date will be deemed to have forfeited all rights and Claims and may not participate in any distribution hereunder. Any distribution so forfeited will become property of the Reorganized Debtors.

(vii)	Delivery of Distributions

Subject to Bankruptcy Rule 9010, all distributions to any holder of an Allowed Claim will be made by the Disbursing Agent, who shall transmit such distribution to the applicable holders of Allowed Claims. In the event that any distribution to any holder is returned as undeliverable, the Disbursing Agent will use reasonable efforts to determine the current address of such holder, but no distribution to such holder will be made unless and until the Disbursing Agent has determined the then-current address of such holder, at which time such distribution will be made to such holder without interest; provided that such distributions will be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of one (1) year from the Effective Date. After such date, all unclaimed property or interest in property will revert to Reorganized RPG, and the Claim of any other holder to such property or interest in property will be discharged and forever barred.

(viii)	Manner of Payment Under the Plan

(a)        All distributions of Cash, AG Notes, or New AG Notes to the creditors of each of the Debtors under the Plan will be made by the applicable Reorganized Debtor or AG on behalf of itself or AG to the applicable Disbursing Agent. Any distributions that revert to any of the Reorganized Debtors or are otherwise cancelled (such as to the extent any distributions have not been claimed within one year or are canceled pursuant to section 6.8 of the Plan) will revest solely in Reorganized RPG.

(b)        At the option of the AG or the Reorganized Debtors, any Cash payment to be made pursuant to the Plan may be made by a check or wire transfer or as otherwise required or provided in applicable agreements.

(ix)	Fractional Notes

No AG Notes, New AG Notes, or Cash in lieu thereof, will be distributed except in denominations of $1,000 or integral multiples thereof. For purposes of distribution, the principal amount of AG Notes and New AG Notes will be rounded to nearest integral multiple of $1,000 or zero, as applicable, except if $500 it is rounded up.

(x)	Minimum Distributions

Subject to Section 6.10 of the Plan, no distribution of less than $1,000 on account of an Allowed Claim will be made by the Reorganized Debtors to any holder of a Claim unless a request therefor is made in writing to the Reorganized Debtors.

(xi)	Allocations of Principal Between Principal and Interest

To the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution will be allocated to the principal amount (as determined for federal income tax purposes) of the Claim first, and then to accrued but unpaid interest.

(xii)	Setoffs

The Debtors and Reorganized Debtors may, but will not be required to, set off against any Claim (for purposes of determining the Allowed amount of such Claim on which distribution will be made), any claims of any nature whatsoever that the Debtors or the Reorganized Debtors may have against the holder of such Claim, but neither the failure to do so nor the allowance of any Claim hereunder will constitute a waiver or release by the Debtors of any such claim the Debtors or the Reorganized Debtors may have against the holder of such Claim.

2.	Procedures for Treating Disputed Claims Under the Plan

(i)	Disputed Claims

A disputed Claim (“Disputed Claim”) is any Claim that has not been Allowed pursuant to the Plan or a Final Order, and

(a)        if no proof of claim has been filed by the applicable deadline: (i) a Claim that has been or hereafter is listed on the Debtors’ Schedules as disputed, contingent, or unliquidated; or (ii) a Claim that has been or hereafter is listed on the Schedules as other than disputed, contingent, or unliquidated, but as to which the Debtors or Reorganized Debtors or any other party in interest has interposed an objection or request for estimation which has not been withdrawn or determined by a Final Order; or

(b)        if a proof of claim or request for payment of an Administrative Expense Claim has been filed by the applicable deadline: (i) a Claim for which no corresponding Claim has been or hereafter is listed on the Schedules; (ii) a Claim for which a corresponding Claim has been or hereafter is listed on the Schedules as other than disputed, contingent, or unliquidated, but the nature or amount of the Claim as asserted in the proof of claim varies from the nature and amount of such Claim as listed on the Schedules; (iii) a Claim for which a corresponding Claim has been or hereafter is listed on the Schedules as disputed, contingent, or unliquidated; or (iv) a Claim for which a timely objection or request for estimation is interposed by the Debtors, the Reorganized Debtors, or any other party in interest which has not been withdrawn or determined by a Final Order.

(ii)	Estimation of Claims

The Debtors, the Reorganized Debtors, AG, and any holder of First Lien Lender Claim and/or Second Lien Lender Claim may at any time request that the Bankruptcy Court estimate any Contingent Claim or Disputed Claim pursuant to section 502(c) of the Bankruptcy Code, regardless of whether an objection was previously filed with the Bankruptcy Court with respect to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including, without limitation, during the pendency of any appeal relating to any such objection; provided, however, that any party seeking to estimate a Claim that could affect the recovery of holders of First Lien Lender Claims or Second Lien Lender Claims as provided in the Agreement and Plan will, prior to filing any estimation pleading with the Bankruptcy Court, consult with and obtain the consent of each of the Administrative Agents under the First Lien Credit Agreement and Second Lien Credit Agreement, which consent will not unreasonably be withheld. In the event that the Bankruptcy Court estimates any Contingent Claim or Disputed Claim, the amount so estimated will constitute either the allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on the amount of such Claim, the Reorganized Debtors, AG, and any holder of a First Lien Lender Claim and/or Second Lien Lender Claim may pursue supplementary proceedings to object to the allowance of such Claim. All of the aforementioned objection, estimation, and resolution procedures are intended to be cumulative and not exclusive of one another. Except as provided in the Plan and the Agreement, Claims may be estimated and subsequently compromised, settled, withdrawn, or resolved by any mechanism approved by the Bankruptcy Court.

(iii)	Objections to Claims

The Debtors and the Reorganized Debtors will be entitled file objections to all Claims, and AG and any holder of a First Lien Lender Claim and/or Second Lien Lender Claim shall be entitled to file an objection to any Claim which may affect the recovery of such holder as provided for under the Agreement and the Plan. Any objections to Claims will be served and filed on or before the later of (i) one hundred eighty (180) days after the Effective Date, and (ii) such date as may be fixed by the Bankruptcy Court, whether fixed before or after the date specified in clause (i) above. Where an objection is filed to a Claim that may affect the recovery of holders of First Lien Lender Claims or Second Lien Lender Claims as provided for under the Agreement and the Plan, any proposed settlement or compromise of such Claim will be submitted to the attorneys for the Administrative Agents under the First Lien Credit Agreement and the Second Lien Credit Agreement, respectively, and may not be submitted to the Bankruptcy Court for approval in the event the attorneys for either Administrative Agent provide an objection in writing (including by electronic mail) to the party seeking such settlement or compromise within five Business Days after such proposal was submitted to the attorneys for the Administrative Agents.

(iv)	Payments and Distributions with Respect to Disputed Claims

Notwithstanding any other provision of the Plan, if any portion of a Claim is a Disputed Claim, no payment or distribution provided under the Plan will be made on account of such Claim unless and until such Disputed Claim becomes an Allowed Claim. At such time, the Disbursing Agent will distribute to the holder of such Claim, such holder’s pro rata portion of the property distributable with respect to the Class in which such Claim belongs. To the extent that all or a portion of a Disputed Claim is disallowed, the holder of such Claim will not receive any distribution on account of the portion of such Claim that is disallowed and any property withheld pending the resolution of such Claim will be reallocated pro rata to the holders of Allowed Claims in the same class.

(v)	Distributions After the Effective Date

To the extent that a Disputed Claim becomes an Allowed Claim after the Effective Date, a distribution will be made to the holder of such Allowed Claim in accordance with the provisions of the Plan. As soon as practicable after the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim becomes a Final Order, the Disbursing Agent will provide to the holder of such Claim, the distribution to which such holder is entitled under the Plan.

(vi)	Disallowed Claims

All Claims held by persons or entities against whom any Debtor or Reorganized Debtor has commenced a proceeding asserting a cause of action under sections 542, 543, 544, 545, 547, 548, 549, and/or 550 of the Bankruptcy Code, will be “disallowed” Claims pursuant to section 502(d) of the Bankruptcy Code and holders of such Claims shall not be entitled to vote to accept or reject the Plan. Claims that are deemed disallowed pursuant to section 7.7 of the Plan will continue to be disallowed for all purposes until the avoidance action against such party has been settled or resolved by a Final Order and any sums due to the Debtors or the Reorganized Debtors from such party have been paid.

B.	Treatment of Executory Contracts and Unexpired Leases

1.	Contracts and Leases Not Expressly Rejected Are Assumed

All executory contracts and unexpired leases to which any of the Debtors are parties will be assumed pursuant to the Plan except for an executory contract or unexpired lease that (i) previously has been assumed or rejected pursuant to a Final Order of the Bankruptcy Court, (ii) is specifically designated as a contract or lease to be rejected on the Schedule of Rejected Contracts attached to the Plan as Exhibit A, or (iii) is the subject of a separate (a) assumption motion filed by the Debtors after consultation with AG, or (b) rejection motion filed by the Debtors with the consent of AG, under section 365 of the Bankruptcy Code prior to the Confirmation Date.

2.	Cure of Defaults

Except to the extent that different treatment has been agreed to by the nondebtor party or parties to any executory contract or unexpired lease to be assumed pursuant to section 8.1 of the Plan, the Debtors, after consultation with AG, will, pursuant to the provisions of sections 1123(a)(5)(G) and 1123(b)(2) of the Bankruptcy Code and consistent with the requirements of section 365 of the Bankruptcy Code, within thirty (30) days of the Confirmation Date, file and serve a pleading with the Bankruptcy Court listing the cure amounts of all executory contracts or unexpired leases to be assumed. The parties to such executory contracts or unexpired leases to be assumed by the Debtors will have fifteen (15) days from service to object to the cure amounts listed by the Debtors. If there are any objections filed, the Bankruptcy Court will hold a hearing. The Debtors will retain their right, with the consent of AG, to reject any of their executory contracts or unexpired leases, including contracts or leases that are subject to a dispute concerning amounts necessary to cure any defaults.

3.	Rejection Claims

In the event that the rejection of an executory contract or unexpired lease by any of the Debtors pursuant to the Plan results in damages to the other party or parties to such contract or lease, a Claim for such damages, if not previously evidenced by a timely filed proof of claim, will be forever barred and will not be enforceable against the Debtors or the Reorganized Debtors, or their respective properties or interests in property as agents, successors, or assigns, unless a proof of claim is filed with the Bankruptcy Court and served upon counsel for the Debtors and the Reorganized Debtors on or before the date that is thirty (30) days after the Confirmation Date or such later rejection date that occurs as a result of a dispute concerning amounts necessary to cure any defaults.

4.	Assignment

In furtherance of the Plan, and in order to consummate the Restructuring Transactions, on and after the Effective Date, pursuant to sections 105(a), 363 and 365 of the Bankruptcy Code, the Debtors and Reorganized Debtors may transfer and assign any of their executory contracts or unexpired leases that have not been rejected to AG or any of their affiliates without any further act, authority or notice. Any executory contract or unexpired lease so transferred and assigned will remain in full force and effect for the benefit of the transferee or assignee in accordance with its terms, notwithstanding any provision in such executory contract or unexpired lease (including those of the type described in sections 365(b)(2) of the Bankruptcy Code) that prohibits, restricts, or conditions such transfer or assignment. Any provision that prohibits, restricts or conditions the assignment or transfer of any such executory contract or unexpired lease or that terminates or modifies such executory contract or unexpired lease or allows the counterparty to such executory contract or unexpired lease to terminate, modify, recapture, impose any penalty, condition renewal or extension, or modify any term or condition upon any such transfer and assignment constitutes an unenforceable anti-assignment provision and is void and of no force or effect.

C.	Effect of Confirmation

1.	Discharge of Claims and Termination of Equity Interests

Confirmation of the Plan will discharge all existing debts and Claims of any kind, nature or description whatsoever against or in the Debtors, and terminate the Equity Interests of RPG Holdings and RPG. All holders of existing Claims against the Debtors and Equity Interests in RPG Holdings and RPG will be enjoined from asserting against the Debtors, or any of their assets or properties, any other or further Claim or Equity Interest based upon any act or omission, transaction, or other activity that occurred prior to the Effective Date, whether or not such holder has filed a proof of Claim or proof of Equity Interest. In addition, upon the Effective Date, each holder of a Claim against the Debtors or Equity Interest in RPG Holdings and RPG will be forever precluded and enjoined from prosecuting or asserting any discharged Claim against the Debtors or terminated Equity Interest in RPG Holdings and RPG. Notwithstanding any provision in the Plan, any valid setoff or recoupment rights held against any of the Debtors will not be affected by the Plan and will be expressly preserved in the Confirmation Order.

2.	Indemnification

Subject to section 10.8 of the Plan, any obligations of the Debtors pursuant to their corporate charters and bylaws to indemnify current directors, officers, agents, and/or employees with respect to all present and future actions, suits, and proceedings against the Debtors or such directors, officers, agents, and/or employees, based upon any act or omission for or on behalf of the Debtors will not be discharged or impaired by confirmation of the Plan, provided that the Reorganized Debtors shall not indemnify directors of the Debtors for any matters that are excluded from the releases in sections 10.6(a) and 10.6(b) of the Plan. Subject to section 10.8 of the Plan, such obligations will be deemed and treated as executory contracts to be assumed by the Debtors under the Plan and will continue as obligations of the Reorganized Debtors.

3.	Exculpation

The Plan exculpates the Debtors, the First Lien Lenders, the Second Lien Lenders, the Administrative Agents, AG, and their retained professionals for conduct relating to the prosecution of the Reorganization Cases. Specifically, the Plan provides that none of (i) the Debtors or the Debtors’ directors, officers, employees, affiliates, agents, financial advisors, investment bankers, Professionals, accountants, and attorneys; or (ii)(a) the First Lien Lenders; (b) the Second Lien Lenders; (c) the Administrative Agents; (d) AG; and (e) the respective agents, financial advisors, investment bankers, professionals, accountants, and attorneys for each of the persons or entities described in (ii)(a), (b), (c), and (d), will have or incur any liability for any claim, cause of action, or other assertion of liability for any act taken or omitted to be taken in connection with, or arising out of, the Reorganization Cases, the formulation, dissemination, confirmation, consummation, or administration of the Plan, or property to be distributed under the Plan, or any other act or omission in connection with the Reorganization Cases, the Plan, or any contract, instrument, indenture, or other agreement or document related thereto or delivered thereunder, including, without limitation, the Agreement; provided, however, that the foregoing will not affect the liability of any person that otherwise would result from any such act or omission to the extent that such act or omission is determined by a Final Order of a court of competent jurisdiction to have constituted willful misconduct, intentional fraud, or criminal conduct.

D.	Releases

1.	Releases by Debtors

The Plan provides for a release, as of the Effective Date, of the Released Parties from all Claims in connection with or related to the Debtors, the Reorganization Cases, or the Plan (other than the rights of the Debtors and the Reorganized Debtors to enforce the Plan and the contracts, instruments, indentures, and other agreements or documents delivered or assumed thereunder, including, without limitation, the Agreement and other than Retained Claims) that may be asserted against them by the Debtors, the Reorganized Debtors, and any person seeking to exercise the rights of the Debtors’ estates, including, without limitation, any successor to the Debtors or any estate representative appointed or selected pursuant to section 1123(b)(3) of the Bankruptcy Code, in connection with or related to the Debtors, the Reorganization Cases, or the Plan, provided however, that the foregoing will not prohibit the Debtors or the Reorganized Debtors from asserting or enforcing any claims, obligations, suits, judgments, demands, debts, rights, causes of action or liabilities they may have against any employee (other than any director or officer) that is based upon an alleged breach of a confidentiality, non-compete or any other contractual or fiduciary obligation owed to the Debtors through the Effective Date; provided further, however, that the foregoing will not affect the liability of (i) any person in respect of a Retained Claim, (ii) any person that otherwise would result from any such act or omission to the extent that such act or omission is determined by a Final Order of a court of competent jurisdiction to have constituted, gross negligence, willful misconduct, intentional fraud, or criminal misconduct, and (iii) the Debtors’ directors from any causes of action arising out of a breach of fiduciary duty prior to the Commencement Date.

2.	Releases by Holders of Claims and Equity Interests

The Plan provides for a release, as of the Effective Date, for the Released Parties from all Claims (other than the rights of the Debtors and the Reorganized Debtors to enforce the Plan and the contracts, instruments, indentures and other agreements or documents delivered or assumed thereunder, including, without limitation, the Agreement) that may be asserted against them by (i) each holder of a Claim or Equity Interest that votes in favor of the Plan (or is deemed to accept the

Plan) including, without limitation, AG, (ii) AG (in its capacity as purchaser under the Agreement), and (iii) to the fullest extent permissible under applicable law, as such law may be extended or integrated after the Effective Date, each holder of a Claim or Equity Interest that does not vote to accept the Plan (or is deemed to reject the Plan, as applicable), provided, however, that the foregoing will not operate as a waiver or release from any causes of action arising out of the gross negligence, willful misconduct, intentional fraud, or criminal liability of any such person or entity; provided further, however, that as to the release coming from AG, the foregoing shall not operate as a waiver or release of any Retained Claim or the Debtors’ directors from any causes of action arising out of a breach of fiduciary duty prior to the Commencement Date.

E.	Preservation of Causes of Action

The Debtors are preserving and retaining their right to prosecute any rights or causes of action they or the Reorganized Debtors may have under the Bankruptcy Code or any applicable non-bankruptcy law or rule, common law, equitable principle, or other source of right or obligation, including (i) any and all Claims against any person or entity, to the extent such person or entity asserts a crossclaim, counterclaim, and/or Claim for setoff which seeks affirmative relief against the Debtors, the Reorganized Debtors, their officers, directors, or representatives; (ii) the turnover of any property of the Debtors’ estates; and (iii) the Retained Claims; provided, however, that section 10.8(a) shall not apply to any claims released in section 10.6(a) of the Plan

The Reorganized Debtors will retain and be entitled to assert all such claims, causes of action, rights of setoff, and other legal or equitable defenses which they had immediately prior to the Commencement Date fully as if the Reorganization Cases had not been commenced, and all of the Reorganized Debtors’ legal and equitable rights respecting any Claim left unimpaired by the Plan may be asserted after the Confirmation Date to the same extent as if the Reorganization Cases had not been commenced.

F.	Continuation of Existing Benefit Plans and Insurance

1.	Survival of Other Employment Arrangements

All prepetition employment contracts, benefit, compensation, and other similar programs and plans will be deemed and treated as executory contracts pursuant to the Plan and will continue in full force and effect as obligations of the Reorganized Debtors, except to the extent they have been previously rejected or are rejected under the Plan.

2.	Insurance Policies

All insurance policies pursuant to which the Debtors have any obligations in effect as of the date of the Confirmation Order will be deemed and treated as executory contracts pursuant to the Plan and will be assumed by the respective Debtors and Reorganized Debtors and will continue in full force and effect. All other insurance policies will revest in the Reorganized Debtors.

G.	Miscellaneous Provisions

The Plan also contains provisions relating, but not limited to, vesting of assets, injunction against interference with the Plan, payment of statutory fees, substantial consummation, compliance with tax requirements, severability, revocation and amendment of the Plan, governing law, and timing. For more information regarding these items, see the Plan attached hereto as Exhibit A.

X.

CERTAIN RISK FACTORS TO BE CONSIDERED

HOLDERS OF ALLOWED FIRST LIEN LENDER CLAIMS AND ALLOWED SECOND LIEN LENDER CLAIMS AGAINST THE DEBTORS SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH AND/OR INCORPORATED BY REFERENCE HEREIN), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.

A.	Certain Bankruptcy Considerations

Although the Debtors believe that the Plan will satisfy all requirements necessary for confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion. Moreover, there can be no assurance that modifications of the Plan will not be required for confirmation or that such modifications would not necessitate the re-solicitation of votes. Although the Debtors believe that the Effective Date will occur soon after the Confirmation Date, there can be no assurance as to such timing. In the event the conditions precedent described in section 9.1 of the Plan have not been satisfied, or waived (to the extent possible) by the Debtors or applicable party (as provided for in the Plan) as of the Effective Date, then the Confirmation Order will be vacated, no distributions under the Plan will be made, and the Debtors and all holders of Claims and Equity Interests will be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date had never occurred.

The Plan provides for no distribution to Classes 6, 7 and 9. The Bankruptcy Code conclusively deems these Classes to have rejected the Plan. Notwithstanding the fact that these Classes are deemed to have rejected the Plan, the Bankruptcy Court may confirm the Plan if at least one impaired class votes to accept the Plan (with such acceptance being determined without including the vote of any “insider” in such class). Thus, for the Plan to be confirmed with respect to each Debtor, one impaired Class, among Classes 3 and 4, must vote to accept the Plan. As to each impaired class that has not accepted the Plan, the Plan may be confirmed if the Bankruptcy Court determines that the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to these classes. The Debtors believe that the Plan satisfies these requirements. For more information, see section IX below.

B.	Risks to Recovery By Holders of First Lien Lender and Second Lien Lender Claims

The ultimate recoveries under the Plan to holders of Allowed First Lien Lender and Second Lien Lender Claims depend upon the realizable value of the AG Notes and New AG Notes. To the extent the actual value of the AG Notes and New AG Notes varies from the amounts estimated, the recoveries of holders of Allowed First Lien Lender and Second Lien Lender Claims may be higher or lower. The AG Notes and New AG Notes to be issued pursuant to the Plan are subject to a number of material risks, including, but not limited to, those specified below.

1.	Variances from Projections

The projections for the Reorganized Debtors included herein are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially include, but are not limited to, the Reorganized Debtors’ ability to operate their business consistent with the projections, comply with the covenants of their financing agreements, attract and retain key executives, artists, account representatives and customers, comply with the terms of their existing contracts and leases, and respond to adverse regulatory actions taken by the federal and state governments. In addition, unanticipated events and circumstances occurring subsequent to the preparation of the projections may affect the actual financial results of the Reorganized Debtors. Although the Debtors believe that the projections are reasonably attainable, variations between the actual financial results and those projected will occur and these variances may be material.

2.	AG’s Ownership of the Reorganized Debtors

Under the Plan, AG will own, as of the Effective Date, all of the outstanding shares of the New RPG Holdings Capital Stock and, accordingly, will have complete control over the management and affairs of the Reorganized Debtors.

In particular, as further set forth in section VIII of the Disclosure Statement, AG will designate the initial board of directors of Reorganized Debtors, the members of which will be disclosed in the Plan Supplement.

For more information about AG and its business reference is made to AG’s SEC Filings. You may obtain copies of the Prospectus, Prospectus Supplement, and Indenture by visiting the website of the SEC at http://www.sec.gov and performing a search under the “Filings & Forms (EDGAR)” link. These documents were prepared by, and are the responsibility of, AG. The Debtors disclaim any responsibility for the accuracy or completeness of these documents.

3.	Competitive Conditions

The greeting card industry is highly competitive. The Reorganized Debtors will face competition from other national greeting card companies. Competition puts downward pressure on prices, creates scarcity in shelf space at material retailers, and may result in the reduced production. In addition, the Reorganized Debtors also face competition from local and regional greeting card companies.

4.	Hart-Scott-Rodino Act

The Restructuring Transactions contemplated under the Agreement and Plan require the Debtors and AG to file a Premerger Notification and Report Form (“HSR Filing”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and will not close until the notification and waiting period applicable to the Debtors and AG under such Act will have expired or been terminated. Further, under the Agreement, if a Legal Proceeding asserted or threatened by any Governmental Body (as those terms are defined the Agreement), then the Debtors and AG each have a right to terminate the Agreement, in each case after consulting in good faith with the Professionals for the First Lien Lenders and Second Lien Lenders. In addition, parties have certain rights under the Agreement to terminate should there be a ‘second request’ in connection with the HSR Filing.

5.	Unforeseen Events

Future performance of the Reorganized Debtors is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond their control. While no assurance can be provided, based upon the current level of operations and anticipated increases in revenues and cash flows described in the Projections, the Debtors believe that cash flow from operations and available Cash will be adequate to fund the Plan and meet their future liquidity needs.

6.	Other Risks

A discussion of AG’s business risks are set forth in greater detail in the SEC Filings.

XI.

Confirmation of the Plan

A.	Confirmation Hearing

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after appropriate notice, to hold a hearing on confirmation of a Plan. On, or as promptly as practicable after the Commencement Date, the Debtors will request that the Bankruptcy Code schedule the Confirmation Hearing. Notice of the Confirmation Hearing will be provided to all known creditors, equity holders or their representatives. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the confirmation hearing or any subsequent adjourned confirmation hearing.

Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of a Plan. Any objection to confirmation of the Plan must be in writing, must conform to the Bankruptcy Rules, must set forth the name of the objector, the nature and amount of Claims or interests held or asserted by the objector against the particular Debtor or Debtors, the basis for the objection and the specific grounds therefor, and must be filed with the Bankruptcy Court, with a copy to Chambers, together with proof of service thereof, and served upon (i) Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153 (Attn: Michael F. Walsh, Esq. and Ted S. Waksman, Esq.) and Richards, Layton & Finger, P.A. One Rodney Square, 920 North King Street, Wilmington, Delaware (Attn: Mark Collins, Esq. and Chun I. Jang, Esq.), attorneys for the Debtors, (ii) the Office of the United States Trustee for the District of Delaware, 844 King Street, Suite 2207, Wilmington, DE 19801 (Attn: Patrick Tiller, Esq.), (iii) Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036 (Attn: Kenneth H. Eckstein, Esq.), attorneys for the Administrative Agent for the First Lien Lenders, (iv) Akin Gump Strauss Hauer & Feld LLP, One Bryant Park, New York, NY 10036 (Attn: Fred Hodara, Esq. and Ryan C. Jacobs, Esq.), attorneys for the Administrative Agent for the Second Lien Lenders, (v) Jones Day, 222 East 41st Street, New York, NY 10017-6702 (Attn: David Heiman, Esq. and Robert Profusek, Esq.), attorneys for AG, and (vi) such other parties as the Bankruptcy Court may order.

Objections to confirmation of the Plan are governed by Bankruptcy Rule 9014. UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

B.	General Requirements of Section 1129

At the confirmation hearing, the Bankruptcy Court will determine whether the confirmation requirements specified in section 1129 of the Bankruptcy Code have been satisfied.

C.	Best Interests Test

The Bankruptcy Code requires that each holder of an impaired Claim or Equity Interest either (i) accept the Plan or (ii) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code.

The Debtors’ costs of liquidation under chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those fees that might be payable to attorneys and other professionals that such a trustee might engage. Other liquidation costs include the expenses incurred during the Reorganization Cases allowed in the chapter 7 case, such as compensation for attorneys, financial advisors, appraisers, accountants and other professionals for the Debtors, as well as other Compensation and Reimbursement Claims. In addition, Claims would arise by reason of the breach or rejection of obligations incurred and leases and executory contracts assumed or entered into by the Debtors during the pendency of the Reorganization Cases.

The foregoing types of Claims, costs, expenses, fees and such other Claims that may arise in a liquidation case would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay pre-chapter 11 priority and unsecured claims. The Debtors believe that in a chapter 7 liquidation, no prepetition Claims or Equity Interests would receive any distribution of property.

The Debtors’ liquidation analysis is an estimate of the proceeds that may be generated as a result of a hypothetical chapter 7 liquidation of the Debtors. The analysis is based on a number of significant assumptions which are described below. The liquidation analysis does not purport to be a valuation of the Debtors’ assets and is not necessarily indicative of the values that may be realized in an actual liquidation.

D.	Liquidation Analysis

As noted above, the Debtors believe that under the Plan all holders of impaired Claims and Equity Interests will receive property with a value not less than the value such holder would receive in a liquidation of the Debtors under chapter 7 of the Bankruptcy Code. The Debtors’ belief is based primarily on (i) consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to holders of impaired Claims and Equity Interests, including (a) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a chapter 7 trustee and professional advisors to the trustee, (b) the erosion in value of assets in a chapter 7 case in the context of the rapid liquidation required under chapter 7 and the “forced sale” atmosphere that would prevail, (c) the adverse effects on the Debtors’ business as a result of the likely departure of key employees, artists, account representatives, and the probable loss of customers, (d) the substantial increases in Claims, such as estimated contingent Claims, which would be satisfied on a priority basis or on parity with the holders of impaired Claims and Equity Interests of the chapter 11 cases, (e) the reduction of value associated with a chapter 7 trustee’s operation of the Debtors’ businesses, and (f) the substantial delay in distributions to the holders of impaired Claims and Equity Interests that would likely ensue in a chapter 7 liquidation and (ii) the liquidation analysis prepared by the Debtors, which is attached hereto as Exhibit C.

The Debtors believe that any liquidation analysis is speculative, as such an analysis necessarily is premised on assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which would be beyond the control of the Debtors. Thus, there can be no assurance as to values that would actually be realized in a chapter 7 liquidation, nor can there be any assurance that a Bankruptcy Court would accept the Debtors’ conclusions or concur with such assumptions in making its determinations under section 1129(a)(7) of the Bankruptcy Code.

For example, the Liquidation Analysis necessarily contains an estimate of the amount of Claims which will ultimately become Allowed Claims. This estimate is based solely upon the Debtors’ review of its books and records and the Debtors’ estimates as to additional Claims that may be filed in the Reorganization Cases or that would arise in the event of a conversion of the case from chapter 11 to chapter 7. No order or finding has been entered by the Bankruptcy Court or any other court estimating or otherwise fixing the amount of Claims at the projected amounts of Allowed Claims set forth in the Liquidation Analysis. In preparing the Liquidation Analysis, the Debtors have projected an amount of Allowed Claims that is at the lower end of a range of reasonableness such that, for purposes of the Liquidation Analysis, the largest possible liquidation dividend to holders of Allowed Claims can be assessed. The estimate of the amount of Allowed Claims set forth in the Liquidation Analysis should not be relied on for any other purpose, including any determination of the value of any distribution to be made on account of allowed Claims under the Plan.

To the extent that Confirmation of the Plan requires the establishment of amounts for the chapter 7 liquidation value of the Debtors, funds available to pay Claims, and the reorganization value of the Debtors, the Bankruptcy Court will determine those amounts at the Confirmation Hearing. Accordingly, the attached Liquidation Analysis is provided solely to disclose to holders the effects of a hypothetical chapter 7 liquidation of the Debtors, subject to the assumptions set forth therein.

E.	Feasibility

The Bankruptcy Code requires that a debtor demonstrate that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Plan meets this requirement, the Debtors have analyzed their ability to meet their obligations under the Plan. As part of this analysis, the Debtors have prepared the Projections described in section IV above. Based upon such Projections, the Debtors believe that they will be able to make all payments required pursuant to the Plan and, therefore, that confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization.

F.	Section 1129(b)

The Bankruptcy Court may confirm a plan of reorganization over the rejection or deemed rejection of the plan of reorganization by a class of claims or equity interests if the plan of reorganization “does not discriminate unfairly” and is “fair and equitable” with respect to such class.

1.	No Unfair Discrimination.

This test applies to classes of claims or equity interests that are of equal priority and are receiving different treatment under the plan of reorganization. The test does not require that the treatment be the same or equivalent, but that such treatment is “fair.”

2.	Fair and Equitable Test.

This test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100% of the allowed amount of the claims in such class. As to the dissenting class, the test sets different standards, depending on the type of claims or equity interests in such class:

•

Secured Creditors. Each holder of an impaired secured claim either (i) retains its liens on the property, to the extent of the allowed amount of its secured claim and receives deferred cash payments having a value, as of the effective date, of at least the allowed amount of such claim, or (ii) has the right to credit bid the amount of its claim if its property is sold and retains its liens on the proceeds of the sale (or if sold, on the proceeds thereof) or (iii) receives the “indubitable equivalent” of its allowed secured claim.

•

Unsecured Creditors. Either (i) each holder of an impaired unsecured claim receives or retains under the plan or reorganization property of a value equal to the amount of its allowed claim or (ii) the holders of claims and equity interests that are junior to the claims of the dissenting class will not receive any property under the plan of reorganization.

•

Equity Interests. Either (i) each equity interest holder will receive or retain under the plan of reorganization property of a value equal to the greater of (a) the fixed liquidation preference or redemption price, if any, of such stock and (b) the value of the stock, or (ii) the holders of equity interests that are junior to the equity interests of the dissenting class will not receive any property under the plan of reorganization.

The Debtors believe the Plan will satisfy the “fair and equitable” requirement notwithstanding that Classes 6, 7 and 9 are deemed to reject the Plan because no Class that is junior to such Class will receive or retain any property on account of the Equity Interests in such Class.

XII.

Alternatives to Confirmation and Consummation of this Plan

A.	Liquidation Under Chapter 7

If no chapter 11 plan can be confirmed, the Reorganization Cases may be converted to cases under chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate the assets of the Debtors for distribution in accordance with the priorities established by the Bankruptcy Code. A discussion of the effect that a chapter 7 liquidation would have on the recoveries of holders of Claims is set forth in section XI.D of this Disclosure Statement. The Debtors believe that liquidation under chapter 7 would result in smaller distributions being made to creditors than those provided for in the Plan because (a) the likelihood that other assets of the Debtors would have to be sold or otherwise disposed of in a less orderly fashion, (b) additional administrative expenses attendant to the appointment of a trustee and the trustee’s employment of attorneys and other professionals, (c) additional expenses and Claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtors’ operations. In a chapter 7 liquidation, the Debtors believe that there would be no distribution to holders of Allowed Claims in Classes 4, 5, 6, 7 8 and 9 and the distribution to holders of Allowed Claims in Class 3 would be materially less.

B.	Alternative Plan

If the Plan is not confirmed, the Debtors, or any other party in interest (if the Debtors’ exclusive period in which to file a Plan has expired) could attempt to formulate a different Plan. Such a plan might involve either a reorganization and continuation of the Debtors’ business or an orderly liquidation of the Debtors’ assets under chapter 11. The Debtors have concluded that the Plan enables creditors and equity holders to realize the most value under the circumstances. In a liquidation under chapter 11, the Debtors would still incur the expenses associated with closing or transferring to new operators numerous facilities. The process would be carried out in a more orderly fashion over a greater period of time. Further, if a trustee were not appointed, because such appointment is not required in a chapter 11 case, the expenses for professional fees would most likely be lower than those incurred in a chapter 7 case. Although preferable to a chapter 7 liquidation, the Debtors believe that liquidation under chapter 11 is a much less attractive alternative to creditors and equity holders than the Plan because of the greater return provided by the Plan.

XIII.

Certain Federal Income Tax Consequences of the Plan

CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF CLAIMS AND HOLDERS OF EQUITY INTERESTS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS DISCLOSURE STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY SUCH HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE DEBTORS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) SUCH HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM THEIR OWN INDEPENDENT TAX ADVISOR.

The following discussion summarizes certain U.S. federal income tax consequences to the Debtors and to certain holders of Allowed Claims of the implementation of the Plan, including the consummation of the Restructuring Transactions pursuant thereto. This discussion does not address the U.S. federal income tax consequences to holders of Allowed Claims who are unimpaired or otherwise entitled to payment in full in Cash under the Plan, to AG as a holder of Claims, or to holders of Equity Interests of RPG Holdings.

The discussion of U.S. federal income tax consequences below is based on the Tax Code, the Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial authorities, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). The U.S. federal income tax consequences of the Restructuring Transactions are complex and are subject to significant uncertainties. The Debtors have not requested a ruling from the IRS or any other tax authority, or an opinion of counsel, with respect to any of the tax aspects of the Restructuring Transactions, and the discussion below is not binding upon the IRS or such other authorities. Thus, no assurance can be given that the IRS or such other authorities would not assert, or that a court would not sustain, a different position from any discussed herein.

This summary does not address foreign, state or local tax consequences of the consummation of the Plan, nor does it purport to address the U.S. federal income tax consequences of the consummation of the Plan to special classes of taxpayers (e.g., foreign persons, mutual funds, small business investment companies, regulated investment companies, banks and certain other financial institutions, insurance companies, tax-exempt organizations, holders that are, or hold existing notes through, pass-through entities, persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, and persons holding existing notes that are a hedge against, or that are hedged against, currency risk or that are part of a straddle, constructive sale or conversion transaction). If a partnership holds a Claim, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Moreover, the following discussion does not address U.S. federal taxes other than income taxes, nor does it apply to any person that acquires any of the AG Notes or New AG Notes in the secondary market.

This discussion also assumes that the indebtedness underlying the First Lien Lender Claims and the indebtedness underlying the Second Lien Lender Claims are held, and the AG Notes and New AG Notes will be held, as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the Tax Code, and that the various debt and other arrangements to which Debtors are parties, as well as the AG Notes and New AG Notes, will be respected for U.S. federal income tax purposes in accordance with their form.

The following summary of certain U.S. federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based upon the individual circumstances pertaining to a holder of an Allowed Claim.

A.	Consequences to the Debtors

For U.S. federal income tax purposes, the Debtors are members of an affiliated group of corporations, of which RPG Holdings is the common parent, and file a single consolidated federal income tax return (the “RPG Group”). The Debtors estimate that the RPG Group has consolidated net operating loss (“NOL”) carryforwards for U.S. federal income tax purposes as of April 30, 2008 of approximately $78 million. The Debtors expect the RPG Group will incur additional NOLs during its taxable year ending April 30, 2009 (or, if earlier, the Effective Date). The amount of any such losses remains subject to audit and adjustment by the IRS.

As discussed below, in connection with the implementation of the Plan, the amount of the RPG Group’s NOL carryforwards and current year NOLs may be significantly reduced or eliminated, and other tax attributes of the RPG Group may also be reduced. In addition, the subsequent utilization of NOLs and certain other tax attributes remaining following the Effective Date may be restricted.

1.	Cancellation of Debt

In general, the Tax Code provides that a debtor in a bankruptcy case must reduce certain of its tax attributes – such as NOL carryforwards and current year NOLs, capital loss carryforwards, tax credits, and tax basis in assets – by the amount of any cancellation of debt (“COD”) incurred pursuant to a confirmed chapter 11 plan. The COD incurred is generally the amount by which the indebtedness discharged (reduced by any unamortized original issue discount) exceeds any consideration given in exchange therefor. Certain statutory or judicial exceptions can generally apply to limit the amount of COD incurred for U.S. federal income tax purposes (e.g., where the cash payment of the cancelled debt would have given rise to a tax deduction). If advantageous, the borrower can elect to reduce the basis of depreciable property prior to any reduction in its NOL carryforwards or other tax attributes. Where the borrower joins in the filing of a consolidated federal income tax return, applicable Treasury Regulations require, in certain circumstances, that the tax attributes of the consolidated subsidiaries of the borrower and other members of the group also be reduced. Any reduction in tax attributes in respect of excluded COD income does not occur until the end of the taxable year in which the COD is incurred.

The RPG Group will incur substantial COD as a result of the implementation of the Plan. The amount of COD incurred depends, in significant part, on the fair market value of the New RPG Holdings Capital Stock and the fair market value of the AG Notes and New AG Notes being issued on the Effective Date. It is anticipated that, pursuant to the rules described above, the RPG Group’s consolidated NOL will be significantly reduced, and depending on the amount of COD incurred, could be eliminated. Similarly, other tax attributes of the RPG Group (such as tax basis) may be reduced pursuant to such rules, depending on the amount of COD incurred.

2.	Potential Limitations on NOL Carryforwards and Other Tax Attributes

Following the Effective Date, any remaining NOL carryforwards and certain other tax attributes (including current year NOLs) allocable to periods prior to the Effective Date (collectively, “pre-change losses”) will be subject to limitation under section 382 of the Tax Code as a result of the changes in ownership of the RPG Group, as described below. These limitations apply in addition to, and not in lieu of, the attribute reduction that results from the COD arising in connection with the Plan.

Under section 382 of the Tax Code, if a corporation (or consolidated group) undergoes an “ownership change” and the corporation does not qualify for (or elects out of) the special bankruptcy exception discussed below, the amount of its pre-change losses that may be utilized to offset future taxable income is subject to an annual limitation. The issuance of the New RPG Holdings Capital Stock pursuant to the Plan will constitute an “ownership change” of the RPG Group for these purposes.

In general, the amount of the annual limitation to which a corporation (or consolidated group) that undergoes an ownership change would be subject is equal to the product of (i) the fair market value of the stock of the corporation (or, in the case of a consolidated group, the common parent) immediately before the ownership change (with certain adjustments) multiplied by (ii) the “long term tax exempt rate” in effect for the month in which the ownership change occurs (5.4% for ownership changes occurring in December 2008). As discussed below, this annual limitation often may be increased in the event the corporation (or consolidated group) has an overall “built-in” gain in its assets at the time of the ownership change. For a corporation (or consolidated group) in bankruptcy that undergoes an ownership change pursuant to a confirmed bankruptcy plan, the stock value generally is determined immediately after (rather than before) the ownership change after giving effect to the surrender of creditors’ claims, but subject to certain adjustments (which can result in a reduced stock value); in no event, however, can the stock value for this purpose exceed the pre-change gross value of the corporation’s assets, subject to certain adjustments.

Any portion of the annual limitation that is not used in a given year may be carried forward, thereby adding to the annual limitation for the subsequent taxable year. However, if the corporation (or the consolidated group) does not continue its historic business or use a significant portion of its historic assets in a new business for at least two years after the ownership change, the annual limitation resulting from the ownership change is reduced to zero, thereby precluding any utilization of the corporation’s pre-change losses, absent any increases due to recognized built in gains discussed below.

Accordingly, the impact of an ownership change of the RPG Group pursuant to the Plan depends upon, among other things, the amount of pre-change losses remaining after the reduction of attributes due to the COD, the value of the New RPG Holdings Capital Stock and the pre-Effective Date assets of the RPG Group, the continuation of one or more of its businesses, and the amount and timing of future taxable income.

(i)        Built In Gains and Losses. Section 382 of the Tax Code can operate to limit the deduction of built-in losses recognized subsequent to the date of the ownership change. If a loss corporation (or consolidated group) has a net unrealized built-in loss at the time of an ownership change (taking into account most assets and items of “built-in” income, gain, loss and deduction), then any built-in losses recognized during the following five years (up to the amount of the original net unrealized built-in loss) generally will be treated as pre-change losses and similarly will be subject to the annual limitation.

Conversely, if the loss corporation (or consolidated group) has a net unrealized built-in gain at the time of an ownership change, any built-in gains recognized (or, according to an IRS notice, treated as recognized) during the following five years (up to the amount of the original net unrealized built-in gain) generally will increase the annual limitation in the year recognized, such that the loss corporation (or consolidated group) would be permitted to use its pre-change losses against such built-in gain income in addition to the amount of its regular annual limitation.

Although the rule applicable to net unrealized built-in losses generally applies to consolidated groups on a consolidated basis, certain corporations that join the consolidated group within the preceding five years may not be able to be taken into account in the group computation of net unrealized built-in loss. Such corporations would nevertheless be taken into account in determining whether the consolidated group has a net unrealized built-in gain. In general, a loss corporation’s (or consolidated group’s) net unrealized built-in gain or loss will be deemed to be zero unless it is greater than the lesser of (i) $10 million or (ii) 15% of the fair market value of its assets (with certain adjustments) before the ownership change. The Debtors anticipate the RPG Group will be in a net unrealized built-in loss position as of the Effective Date.

(ii)        Special Bankruptcy Exception. An exception to the foregoing annual limitation rules generally applies where qualified (so-called “old and cold”) creditors of a debtor corporation receive, in respect of their claims, at least 50% of the vote and value of the stock of the reorganized debtor (or a controlling corporation if also in bankruptcy) pursuant to a confirmed chapter 11 plan. This exception, however, is inapplicable under the pending Plan.

3.	Alternative Minimum Tax

In general, a U.S. federal alternative minimum tax (“AMT”) is imposed on a corporation’s alternative minimum taxable income at a 20% rate to the extent that such tax exceeds the corporation’s regular U.S. federal income tax. For purposes of computing taxable income for AMT purposes, certain tax deductions and other beneficial allowances are modified or eliminated. In particular, even though a corporation otherwise might be able to offset all of its taxable income for regular tax purposes by available NOL carryforwards, only 90% of a corporation’s taxable income for AMT purposes may be offset by available NOL carryforwards (as computed for AMT purposes).

In addition, if a corporation (or consolidated group) undergoes an “ownership change” within the meaning of section 382 of the Tax Code and is in a net unrealized built-in loss position (as determined for AMT purposes) on the date of the ownership change, the corporation’s (or consolidated group’s) aggregate tax basis in its assets would be reduced for certain AMT purposes to reflect the fair market value of such assets as of the change date.

Any AMT that a corporation pays generally will be allowed as a nonrefundable credit against its regular federal income tax liability in future taxable years when the corporation is no longer subject to the AMT.

4.	Treatment of Segregated Account

Pursuant to the Agreement, an amount of Cash, AG Notes and New AG Notes may be set aside and held by AG in reserve pending final determination of certain liabilities of, and fees paid or payable by, the Debtors (such reserve, the “Segregated Account”).

Under section 468B(g) of the Tax Code, amounts earned by an escrow account, settlement fund or similar fund are subject to current tax. Under applicable Treasury Regulations, a court-monitored fund established to hold money or other property subject to conflicting claims of ownership generally is treated as a “disputed ownership fund,” unless the more stringent requirements for “qualified settlement fund” treatment are satisfied. Accordingly, it is anticipated (and for purposes of this discussion, it is assumed) that, and subject to definitive guidance from the IRS or a court of competent jurisdiction to the contrary, the Disbursing Agent will (i) treat the Segregated Account as a “disputed ownership fund” governed by Treasury Regulations section 1.468B-9 and (ii), to the extent permitted by applicable law, report consistently therewith for state and local income tax purposes.

A “disputed ownership fund” is subject to a separate entity level tax, in a manner similar to either a corporation or a “qualified settlement fund” within the meaning of Treasury Regulations section 1.468B-1 et seq., depending upon the nature of the assets transferred to the fund. In the present case, the Segregated Account will be taxable similar to a “qualified settlement fund.” So treated, the Segregated Account will be subject to a separate entity tax at the maximum rate applicable to trusts and estates (currently 35%).

Accordingly, in determining the taxable income of the Segregated Account, (a) any amounts transferred by AG to the Segregated Account will be excluded from the Segregated Account’s income; (b) any sale or exchanges of property by the Segregated Account will result in the recognition of gain or loss in an amount equal to the difference between the fair market value of the property on the date of disposition and the adjusted basis of the Segregated Account in such property; (c) any interest income or other earnings with respect to the Segregated Account’s assets (e.g., interest income of the AG Notes and New AG Notes) will be included in the account’s income; and (d) any administrative costs (including state and local taxes) incurred by the Segregated Account will be deductible by the Segregated Account.

Distributions (if any) from the Segregated Account to holders of Allowed First Lien Lender Claims and to holders of Allowed Second Lien Lender Claims should be taxed to such holders in the same manner as if such amounts were received directly from AG. Although not expected, if upon the termination of the Segregated Account such account has an unused tax loss or credit carryforwards, such carryforwards would be allocated among all or part of such holders pursuant to applicable Treasury Regulations.

B.	Consequences to Holders of Certain Allowed Claims

Pursuant to the Plan, and in satisfaction of their respective Claims, the following exchanges will occur: (i) holders of First Lien Lender Claims, other than AG, (Class 3) will receive AG Notes, New AG Notes and Cash in exchange for their Allowed Claims, and (ii) holders of Second Lien Lender Claims (Class 4) will receive New AG Notes in exchange for their Allowed Claims. Pursuant to Section 5.1(b) of the Plan, each of the foregoing exchanges is treated as occurring between AG and the holders of such Allowed Claims, and the Debtors, Reorganized Debtors, and holders of any Claim entitled to recovery under the Plan (including AG) are required to report for tax purposes such exchanges consistent with such treatment.

1.	Consequences to Holders of First Lien Lender Claims

The exchange with AG of an Allowed First Lien Lender Claim for Cash and the AG Notes and New AG Notes pursuant to the Plan generally will be a taxable exchange to the holder of such Claim. As a result, such a holder generally will recognize gain or loss on the exchange in an amount equal to the difference, if any, between (i) the sum of the amount of Cash and the “issue price” of the AG Notes and New AG Notes received by such holder in the exchange (excluding any such consideration received in respect of accrued but unpaid interest), and (ii) such holder’s adjusted tax basis in such Claim (other than any basis attributable to accrued but unpaid interest). See “—Character of Gain or Loss,” below. For a discussion of distributions in respect of a Claim for accrued but unpaid interest, see “— Payment of Accrued Interest,” below.

A holder’s tax basis in the AG Notes and New AG Notes received in any such exchange will equal the “issue price” of such notes as of the time of the exchange. A holder’s holding period in such notes would begin the day following the exchange date.

It is possible that a holder of an Allowed First Lien Lender Claim will receive additional distributions of Cash and/or AG Notes and New AG Notes subsequent to the Effective Date as a result of the final settlement of any liabilities or fees for which the Segregated Account was established. Under the Tax Code, a portion of such later distributions to such holder may be treated as imputed interest. In addition, it is possible that any loss and a portion of any gain realized by such holder may be deferred until such time as such holder has received its final distribution. All holders of Allowed First Lien Lender Claims should consult their own tax advisors as to the tax consequences of the receipt of additional distributions subsequent to the Effective Date (see also “Consequences to the Debtors – Treatment of the Segregated Account,” above) as well as to the tax consequences of the potential applicability of the “installment method” of reporting any gain realized.

2.	Consequences to Holders of Second Lien Lender Claims

The exchange with AG of an Allowed Second Lien Lender Claim for the New AG Notes pursuant to the Plan generally will be a taxable exchange to the holder of such Claim. As a result, such a holder generally will recognize gain or loss on the exchange in an amount equal to the difference, if any, between (i) the “issue price” of the New AG Notes received by such holder in the exchange (excluding any such consideration received in respect of accrued but unpaid interest), and (ii) such holder’s adjusted tax basis in such Claim (other than any basis attributable to accrued but unpaid interest). See “—Character of Gain or Loss,” below. For a discussion of distributions in respect of a Claim for accrued but unpaid interest, see “— Payment of Accrued Interest,” below.

A holder’s tax basis in the New AG Notes received in any such exchange will equal the “issue price” of such notes as of the time of the exchange. A holder’s holding period in such notes would begin the day following the exchange date.

It is possible that a holder of an Allowed Second Lien Lender Claim will receive additional distributions of New AG Notes subsequent to the Effective Date as a result of the final settlement of any liabilities or fees for which the Segregated Account was established. Under the Tax Code, a portion of such later distributions to such holder may be treated as imputed interest. In addition, it is possible that any loss and a portion of any gain realized by such holder may be deferred until such time as such holder has received its final distribution. All holders of Allowed First Lien Lender Claims should consult their own tax advisors as to the tax consequences of the receipt of additional distributions subsequent to the Effective Date (see also “Consequences to the Debtors – Treatment of the Segregated Account,” above) as well as to the tax consequences of the potential applicability of the “installment method” of reporting any gain realized.

3.	Character of Gain or Loss

Where gain or loss is recognized by a holder in respect of the satisfaction and exchange of its Claim, the character of such gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including, among others, the tax status of the holder, whether the indebtedness underlying the Claim constitutes a capital asset in the hands of the holder and how long it has been held, whether such indebtedness was acquired at a market discount, and whether and to what extent the holder previously had claimed a bad debt deduction. Each holder of a Claim is urged to consult its own tax advisors for a determination of the character of any gain or loss recognized in respect to the satisfaction of its Claim.

Holders of Claims who recognize capital losses as a result of the exchanges made pursuant to the Restructuring Transactions will be subject to limits on their use of capital losses. For noncorporate holders, capital losses may be used to offset any capital gains (without regard to holding periods) plus ordinary income to the extent of the lesser of (1) $3,000 ($1,500 for married individuals filing separate returns) or (2) the excess of the capital losses over the capital gains. Holders, other than corporations, may carry over unused capital losses and apply them to capital gains and a portion of their ordinary income for an unlimited number of years. For corporate holders, losses from the sale or exchange of capital assets may only be used to offset capital gains. Corporate holders may carry back unused capital losses to the three (3) taxable years preceding the capital loss year and may carry forward unused capital losses to the five (5) taxable years following the capital loss year.

A holder of a Claim that purchased the indebtedness underlying such Claim from a prior holder of such indebtedness at a “market discount” (relative to the principal amount of such indebtedness at the time of acquisition) may be subject to the market discount rules of the Tax Code. In general, a debt instrument is considered to have been acquired with market discount if its holder’s adjusted tax basis in the debt instrument is less than (i) the sum of all remaining payments to be made on the debt instrument, excluding “qualified stated interest” (generally, a constant stated amount of interest payable in cash at least annually) or (ii) in the case of a debt instrument issued with “original issue discount” (“OID”), its adjusted issue price, by at least a de minimis amount (equal to 0.25% of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity).

Any gain recognized on the exchange of indebtedness that was acquired at a market discount would be treated as ordinary income to the extent of the market discount accrued during the holder’s period of ownership, unless the holder elected to include the market discount in income as it accrued. If a holder of such indebtedness did not elect to include market discount in income as it accrued and, thus, under the market discount rules, was required to defer all or a portion of any deductions for interest on debt incurred or maintained to purchase or carry such indebtedness, such deferred amounts would become deductible at the time of the exchange, up to the amount of gain that the holder recognizes in the exchange.

4.	Payment of Accrued Interest

In general, to the extent that any consideration received pursuant to the Plan by a holder of an Allowed Claim is received in satisfaction of accrued interest or OID during such holder’s holding period, such amount will be taxable to the holder as interest income (if not previously included in the holder’s gross income). Conversely, a holder generally recognizes a deductible loss to the extent any accrued interest claimed or amortized OID was previously included in its gross income and is not paid in full. However, the IRS has privately ruled that a holder of a security of a corporate issuer, in an otherwise tax-free exchange, could not claim a current deduction with respect to any unpaid OID. Accordingly it is also unclear whether, by analogy, a holder of a Claim that does not constitute a security would be required to recognize a capital loss, rather than an ordinary loss, with respect to previously included OID that is not paid in full.

Pursuant to the Plan, exchanges made in respect of any Allowed Claim that is comprised of indebtedness and accrued but unpaid interest thereon will be allocated to the principal amount (as determined for U.S. federal income tax purposes) of such indebtedness first, and then to accrued but unpaid interest. There is no assurance that the IRS will respect such allocation for U.S. federal income tax purposes. Each holder of a Claim is urged to consult its own tax advisors regarding the allocation of consideration and the deductibility of accrued but unpaid interest for U.S. federal income tax purposes.

5.	Ownership and Disposition of AG Notes and New AG Notes

(i)        Stated Interest and Original Issue Discount. A holder of the AG Notes and/or New AG Notes will be required to include stated interest on such notes (as applicable) in income in accordance with the holder’s regular method of accounting to the extent such stated interest is “qualified stated interest.” Stated interest is “qualified stated interest” if it is payable in cash at least annually. The 7.375% interest payable in cash on the AG Notes and New AG Notes is qualified stated interest.

The AG Notes and New AG Notes also may be considered to be issued with OID depending on the issue price of such notes. A debt instrument generally has OID if its “stated redemption price at maturity” exceeds its “issue price” by more than a de minimis amount. A debt instrument’s stated redemption price at maturity includes all principal and interest payable over the term of the notes, other than qualified stated interest.

The “issue price” of the AG Notes and New AG Notes depends on whether, at any time during the 60-day period ending 30 days after the exchange date, (i) such notes are considered traded on an “established market” or (ii) the First Lien Lender Claims or the Second Lien Lender Claims exchanged therefor are considered traded on an established market. Pursuant to applicable Treasury Regulations, an “established market” need not be a formal market. It is sufficient that the notes appear on a system of general circulation (including a computer listing disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations or actual prices of recent sales transactions. Also, under certain circumstances, notes are considered to be publicly traded when price quotations for such notes are readily available from dealers, brokers or traders.

It is anticipated that the AG Notes and New AG Notes will be treated as traded on an established market pursuant to the rules described above, and, therefore, the issue price of the AG Notes and New AG Notes is expected to equal the fair market value of such notes as of the Effective Date. In such event, an AG Note and a New AG Note will be treated as issued with OID to the extent that its issue price is less than its principal amount. Depending on the fair market value of the AG Notes and New AG Notes as of the Effective Date, the total amount of OID could be substantial.

If the AG Notes and New AG Notes are not treated as traded on an established market but the First Lien Lenders Claims or the Second Lien Lender Claims exchanged therefor are so treated, the issue price of the AG Notes and New AG Notes will equal the fair market value of the First Lien Lender Claims and the Second Lien Lender Claims, as applicable, as of the Effective Date (adjusted for the amount of any Cash received in respect of such Claims). Otherwise, the issue price of the AG Notes and/or the New AG Notes, as applicable, should be the stated principal amount of such notes.

In general, AG’s determination of issue price of the AG Notes and New AG Notes will be binding on all holders of such notes, other than a holder that explicitly discloses its inconsistent treatment in a statement attached to its timely filed U.S. federal income tax return for the taxable year in which the exchange occurs.

A holder of an AG Note or a New AG Note that is issued with OID generally will be required to include any OID in income over the term of the note (for so long as the note continues to be owned by the holder) in accordance with a constant yield-to-maturity method, regardless of whether the holder is a cash or accrual method taxpayer, and regardless of whether and when the holder receives cash payments of interest on the notes (other than cash attributable to qualified stated interest). Accordingly, a holder of an AG Note or a New AG Note could be treated as receiving interest income in advance of a corresponding receipt of cash. Any OID that a holder of an AG Note or a New AG Note includes in income will increase the tax basis of the holder in such note. A holder of AG Notes or New AG Notes will not be separately taxable on any cash payments of interest that have already been taxed under the OID rules, but will reduce its tax basis in such notes by the amount of such payments.

In compliance with applicable Treasury Regulations, AG will furnish annually to the IRS and the indenture trustee of any of the AG Notes or New AG Notes treated as issued with OID information describing the amount of any accrued OID.

(ii)        Application of AHYDO Provisions of the Tax Code. If the AG Notes and New AG Notes are treated as an “applicable high yield discount obligations” (each such obligation, an “AHYDO”) within the meaning of Section 163(i) of the Tax Code (as discussed below), AG may be precluded from claiming an interest deduction for a portion of any OID relating to such notes. Generally, such treatment by AG would not affect the accrual and reporting of interest under the OID rules by a holder of an AG Note or a New AG Note. However, in the case of a corporate holder of an AG Note or a New AG Note, a portion of such holder’s income with respect to accrued OID equal to the portion, if any, for which AG is disallowed a deduction would be treated as a dividend for purposes of the dividend-received-deduction, but only to the extent such amount would be treated as a dividend if it had been a distribution made by AG with respect to AG’s stock (i.e., to the extent AG has sufficient earnings and profits such that a distribution in respect of AG stock would constitute a dividend for U.S. federal income tax purposes). Presumably, a corporate holder’s entitlement to any such dividend-received deduction is subject to the normal holding period and taxable income requirements and other limitations applicable to the dividend-received-deduction.

Generally, an AG Note and a New AG Note will be considered an AHYDO if such notes have (i) a yield to maturity that equals or exceeds the applicable federal rate for the month during which the Effective Date occurs plus five percentage points, and (ii) “significant original issue discount” within the meaning of Section 163(i)(2) of the Tax Code.

(iii)        Sale, Exchange or Other Disposition of the AG Notes and New AG Notes. Any gain or loss recognized by a holder on a sale, exchange or other disposition of an AG Note or a New AG Note generally should be capital gain or loss in an amount equal to the difference, if any, between the amount realized by the holder and the holder’s adjusted tax basis in the note immediately before the sale, exchange, redemption or other disposition (increased for any OID accrued through the date of disposition (which OID would be includible as ordinary income) and decreased by the amount of any cash distributions in respect of such note (other than payments of qualified stated interest)). Any such gain or loss generally should be long-term capital gain or loss if the holder’s holding period in its note is more than one year at that time.

6.	Information Reporting and Backup Withholding

Payments of interest or dividends (including accruals of OID) and any other reportable payments, possibly including amounts received pursuant to the Plan, and payments of proceeds from the sale, retirement or other disposition of new securities, may be subject to “backup withholding” (currently at a rate of 28%) if a recipient of those payments fails to furnish to the payor certain identifying information. Backup withholding is not an additional tax. Any amounts deducted and withheld should generally be allowed as a credit against that recipient’s U.S. federal income tax, provided that appropriate proof is provided under rules established by the IRS. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding generally should not apply with respect to payments made to certain exempt recipients, such as corporations and financial institutions. Information may also be required to be provided to the IRS concerning payments, unless an exemption applies. Holders of Allowed Claims should consult their own tax advisors regarding their qualification for exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.

Treasury Regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer’s claiming a loss in excess of certain thresholds. Holders of Allowed Claims are urged to consult their own tax advisors regarding these Treasury Regulations and regarding whether the exchanges contemplated by the Plan would be subject to these Treasury Regulations and require disclosure on the holders’ tax returns.

The foregoing discussion of certain U.S. federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based upon the individual circumstances pertaining to a holder of an Allowed Claim. Accordingly, each holder of an Allowed Claim is urged to consult his, her or its own tax advisors concerning the U.S. federal, state, local and other tax consequences to such holder of the Plan.

XIV.

Conclusion

The Debtors believe the Plan is in the best interests of all creditors and urges the holders of impaired Claims in Classes 3 and 4 to vote to accept the Plan and to evidence such acceptance by returning their Ballots.

Dated:	December 30, 2008
Wilmington, Delaware

Respectfully submitted,
RPG Holdings, Inc.
Recycled Paper Greetings, Inc.
Recycled Paper Greetings Canada, Inc., and
Barnyard Industries, Inc.

By:	/s/ Jude Rake
Name: Jude Rake
Title: Chief Executive Officer

i

(continued)

(continued)

(continued)

(continued)

v